UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

November 3, 2019

Date of Report (Date of earliest event reported)

IBERIABANK Corporation

(Exact name of registrant as specified in its charter)

Louisiana	001-37532	72-1280718
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 West Congress Street Lafayette, Louisiana	70501
(Address of principal executive offices)	(Zip Code)

(337) 521-4003

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $1.00 per share)	IBKC	The NASDAQ Stock Market, LLC
Depositary Shares, Each Representing a 1/400th Interest in a Share of 6.625% Perpetual Preferred Stock, Series B	IBKCP	The NASDAQ Stock Market, LLC
Depositary Shares, Each Representing a 1/400th Interest in a Share of 6.60% Perpetual Preferred Stock, Series C	IBKCO	The NASDAQ Stock Market, LLC
Depositary Shares, Each Representing a 1/400th Interest in a Share of 6.100% Perpetual Preferred Stock, Series D	IBKCN	The NASDAQ Stock Market, LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On November 3, 2019, IBERIABANK Corporation, a Louisiana corporation (“IBKC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Horizon National Corporation, a Tennessee corporation (“First Horizon”), pursuant to which IBKC and First Horizon have agreed to effect a mergers-of-equals transaction. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, IBKC will merge with and into First Horizon (the “Merger”), with First Horizon continuing as the surviving entity. Promptly following the Merger, or at such later time as the parties may mutually agree, IBKC’s subsidiary, IBERIABANK, will merge with and into First Horizon’s subsidiary, First Horizon Bank (the “Bank Merger”), with First Horizon Bank continuing as the surviving bank. The Merger Agreement was unanimously approved by the Board of Directors of each of IBKC and First Horizon.

The headquarters of the combined company will be located in Memphis, Tennessee and the name of the surviving entity will be First Horizon. In addition, the Merger Agreement provides that the headquarters of the combined company’s regional banking business will be located in New Orleans, Louisiana. The Merger Agreement also provides that, on the closing date of the Merger, the surviving entity will contribute $20,000,000 to a new charitable foundation, incorporating the name “Louisiana First Horizon,” focused on community support in the state of Louisiana.

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $1.00 per share, of IBKC (“IBKC Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by IBKC or First Horizon, will be converted into the right to receive 4.584 shares of common stock (the “Exchange Ratio”), par value $0.0625 per share, of First Horizon (“First Horizon Common Stock”). Holders of IBKC Common Stock will receive cash in lieu of fractional shares.

In addition, at the Effective Time, (i) each outstanding share of 6.625% fixed-to-floating non-cumulative perpetual preferred stock, Series B, par value $1.00 per share, of IBKC (“IBKC Series B Preferred Stock”), 6.60% fixed-to-floating non-cumulative perpetual preferred stock, Series C, par value $1.00 per share, of IBKC (“IBKC Series C Preferred Stock”) and 6.100% fixed-to-floating non-cumulative perpetual preferred stock, Series D, par value $1.00 per share, of IBKC (“IBKC Series D Preferred Stock,” and together with the IBKC Series B Preferred Stock and IBKC Series C Preferred Stock, the “IBKC Preferred Stock”), other than shares of IBKC Preferred Stock owned by shareholders of IBKC who properly demand and do not withdraw a demand for, or lose their right to, appraisal rights pursuant to the Louisiana Business Corporation Act, will be converted into the right to receive one share of an applicable newly issued series of First Horizon preferred stock having the same terms (the “New First Horizon Preferred Stock”), and (ii) (A) each outstanding IBKC equity award granted prior to November 3, 2019 under IBKC’s equity compensation plans will, in accordance with the terms and conditions that were applicable to such awards prior to the Effective Time, vest and be settled in shares of First Horizon Common Stock (with stock options automatically converted into stock options with respect to First Horizon Common Stock), in each case, after giving effect to the Exchange Ratio and appropriate adjustments to reflect the consummation of the Merger and the terms and conditions applicable to such awards prior to the Effective Time, and (B) any IBKC equity award granted on or after November 3, 2019 will be converted into a corresponding award with respect to First Horizon Common Stock, with the number of shares (and, in the case of stock options, the applicable exercise price) adjusted based on the Exchange Ratio, and will remain outstanding and subject to vesting in accordance with the same terms and conditions as applied to the corresponding IBKC equity award prior to the Effective Time.

Certain Governance Matters

Under the Merger Agreement and the bylaws of the combined company, upon the Effective Time:

•

D. Bryan Jordan, the current Chairman, President and Chief Executive Officer of First Horizon, will continue to serve as President and Chief Executive Officer of the surviving entity and of the surviving bank; and

•

Daryl G. Byrd, the current President and Chief Executive Officer of IBKC, will be appointed as Executive Chairman of the surviving entity and the surviving bank and will serve in such role until the second anniversary of the closing of the Merger or such earlier time as of which Mr. Byrd ceases to serve in such role for any reason, at which time Mr. Jordan will succeed Mr. Byrd as Chairman of the surviving entity and the surviving bank.

After ceasing to serve as Executive Chairman, Mr. Byrd will serve as a senior advisor to the surviving entity and the surviving bank through the date which is five years from the closing of the Merger.

In addition, at the Effective Time, the officers of the surviving entity and the surviving bank will include four former officers of IBKC and IBERIABANK and four former officers of First Horizon and First Horizon Bank, in each case as set forth in the Merger Agreement.

At the Effective Time, the Board of Directors of the surviving entity will be comprised of 17 directors, of which 8 will be former members of the board of directors of IBKC (including Mr. Byrd) and of which 9 will be former members of the board of directors of First Horizon (including Mr. Jordan). Under the bylaws of the combined company, until the third anniversary of the closing of the Merger, each committee of the board of directors of the combined company will, to the fullest extent practicable, have at least five members and be composed of a number of former IBKC directors that is one less than the number of former First Horizon director serving on each such committee.

Certain Other Terms and Conditions of the Merger Agreement

The Merger Agreement contains customary representations and warranties from both IBKC and First Horizon, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time, (2) its obligation to call a meeting of its shareholders to approve the Merger Agreement and, subject to certain exceptions, to recommend that its shareholders approve the Merger Agreement, and (3) its non-solicitation obligations related to alternative acquisition proposals.

The completion of the Merger is subject to customary conditions, including (1) approval of the Merger Agreement by IBKC’s shareholders and by First Horizon’s shareholders and the approval by First Horizon’s shareholders of an amendment to First Horizon’s restated charter increasing the authorized shares of First Horizon Common Stock from 400,000,000 to 700,000,000, (2) authorization for listing on the New York Stock Exchange of the shares of First Horizon Common Stock and New First Horizon Preferred Stock (or depositary shares in respect thereof) to be issued in the Merger, subject to official notice of issuance, (3) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the Tennessee Department of Financial Institutions and the Louisiana Office of Financial Institutions, (4) effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”) by First Horizon in connection with the transactions contemplated by the Merger Agreement, and (5) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger or the Bank Merger or making the completion of the Merger or the Bank Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement and (c) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both IBKC and First Horizon and further provides that a termination fee of $156,000,000 will be payable by either IBKC or First Horizon, as applicable, upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between IBKC and First Horizon instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding IBKC or First Horizon, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding IBKC, First Horizon, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a Joint Proxy Statement of IBKC and First Horizon and a prospectus of First Horizon, as well as in the Forms 10-K, Forms 10-Q and other filings that each of IBKC and First Horizon make with SEC.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Closing Incentive Award Letter with Daryl G. Byrd

On November 3, 2019, IBKC and IBERIABANK (together with IBKC, “IBKC Bank”) entered into a letter agreement (the “Closing Incentive Award Letter”) with Daryl G. Byrd, currently the President and Chief Executive Officer of IBKC, providing for a closing incentive award in the form of a restricted stock award (the “Closing Incentive Award”). The Closing Incentive Award will vest in full on the six month anniversary of the closing date of the Merger, unless Mr. Byrd voluntarily resigns without Good Reason or Mr. Byrd’s employment is terminated by the surviving entity or surviving bank for Cause (each as defined in the Byrd Letter Agreement, described below) prior to such date. The Closing Incentive Award will be forfeited if the Merger does not close and is not transferable during Mr. Byrd’s service as Executive Chairman of the combined company. The Closing Incentive Award will be subject to repayment and recovery in full upon a (i) termination for Cause, (ii) resignation other than for Good Reason (each as defined in the Byrd Letter Agreement) or (iii) material violation of the restrictive covenants in the Byrd Letter Agreement (as described below), in each case, prior to the second anniversary of the closing date of the Merger.

The number of shares of IBKC Common Stock underlying the Closing Incentive Award will be calculated by dividing $5,000,000 by the volume weighted average price of a share of IBKC Common Stock over the ten trading days immediately prior to the grant date, which will be November 18, 2019. In connection with the closing of the Merger, the Closing Incentive Award will automatically be converted into an equity award denominated in shares of First Horizon Common Stock based on the Exchange Ratio and will remain outstanding and eligible to vest in accordance with its terms.

The foregoing description of the Closing Incentive Award Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Closing Incentive Award Letter, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Retention Agreements with Anthony Restel and Michael J. Brown

On November 3, 2019, IBKC Bank entered into retention agreements (the “Retention Agreements”) with two of its named executive officers, Anthony Restel and Michael J. Brown (each, an “NEO”). The Retention Agreements provide for the grant of a closing incentive award in the form of a restricted stock award (each, an “NEO Closing Incentive Award”) in recognition of the NEO’s new role at the surviving entity and any corresponding change in duties and responsibilities. The NEO Closing Incentive Awards will vest in full on the first anniversary of the closing date of the Merger or, if earlier, upon any termination of employment other than a termination by the surviving entity or surviving bank for Just Cause or the NEO’s resignation without Good Reason (each as defined in the Retention Agreements). Each NEO Closing Incentive Award will be forfeited if the Merger does not close and will be subject to repayment and recovery in full if the NEO materially violates restrictive covenants in the Retention Agreements (as described below).

The number of shares of IBKC Common Stock underlying the NEO Closing Incentive Awards will be calculated by dividing $1,350,000 for Mr. Restel and $1,400,000 for Mr. Brown by the volume weighted average price of a share of IBKC Common Stock over the ten trading days immediately prior to the grant date, which will be November 18, 2019. In connection with the closing of the Merger, each NEO Closing Incentive Award will automatically be converted into an equity award denominated in shares of First Horizon Common Stock based on the Exchange Ratio and will remain outstanding and eligible to vest in accordance with its terms.

To incentivize the NEOs to remain employed with IBKC Bank following the closing of the Merger, the Retention Agreements also provide that IBKC Bank will guarantee a future payment to each NEO equal to the amount of potential severance payments outlined in each NEO’s preexisting change in control severance agreement with IBKC Bank (each, a “CIC Severance Agreement”) that the NEO would otherwise have become entitled to in connection with the closing of the Merger. These severance payments will be paid upon the NEO’s future “separation from service” (as contemplated by Section 409A of the Internal Revenue Code of 1986, as amended) from IBKC Bank. Prior to the closing of the Merger, the compensation committee of the board of directors of IBKC will calculate the amount of severance to be paid as if the NEO had resigned immediately following the closing of the Merger and credit such amount, within 10 business days following the closing of the Merger, as a deferred compensation balance under IBKC Bank’s Executive Nonqualified Excess Plan and such amount will be funded and maintained in a rabbi trust. The NEOs will also be entitled to the continuation of the medical and life benefits set forth in their respective CIC Severance Agreement upon a termination for any reason during the Protected Period (as defined in the CIC Severance Agreements), other than a termination by IBKC Bank for Just Cause.

Under the Retention Agreements, the NEOs have agreed to be bound by certain restrictive covenants, including non-competition and non-solicitation covenants, for the one-year period following the closing date of the Merger. They will also be subject to indefinite non-disparagement and confidentiality covenants.

The foregoing description of the Retention Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Retention Agreements, the form of which is attached hereto as Exhibit 10.2, and is incorporated herein by reference.

Acceleration of Restricted Stock Awards

In connection with the Merger Agreement, the compensation committee of the board of directors of IBKC accelerated the vesting of the performance-based restricted stock awards previously awarded as a special Acquisition Incentive, dated as of August 1, 2017, and as amended as of April 30, 2018, held by Mr. Byrd (35,000 shares), Mr. Restel (20,000 shares), and Mr. Brown (20,000 shares), such that such restricted stock awards became fully vested upon the execution of the Merger Agreement.

Item 8.01.	Other Events.

Chairman Letter Agreement of Mr. Byrd

On November 3, 2019, First Horizon and Mr. Byrd entered into a letter agreement (the “Byrd Letter Agreement”) with respect to the terms of Mr. Byrd’s employment with and service to the surviving entity and the surviving bank following the closing of the Merger. Pursuant to the Byrd Letter Agreement, Mr. Byrd will serve as the Executive Chairman of the surviving entity and the surviving bank through the second anniversary of the closing of the Merger or such earlier time that Mr. Byrd and the chief executive officer of the surviving entity jointly determine (or 75% of the surviving entity’s board of directors should resolve) that an Executive Chairman is no longer required for the successful integration of First Horizon and IBKC (the “Chairman Succession Date”). For the period commencing upon the Chairman Succession Date and ending on the fifth anniversary of the closing date of the Merger, Mr. Byrd will serve as Special Advisor to the chief executive officer of the surviving entity and the surviving bank.

Mr. Byrd will be employed by the surviving entity and the surviving bank through the second anniversary of the closing date of the Merger (the “Employment Period”), and Mr. Byrd’s annual target direct compensation and form of long-term incentive awards will be in the same amounts and on the same terms, and with the same payout determinations and amounts, as those that apply to Mr. Jordan (subject to certain exceptions). During the Employment Period, Mr. Byrd will be eligible to participate in the same employee benefit plans as are made available to similarly situated executives of the surviving entity and the surviving bank, and he will continue to receive the same perquisites as were made available to him as of immediately prior to the closing of the Merger.

For the three year period immediately following the Employment Period (the “Consulting Period”), Mr. Byrd will serve as a consultant to the surviving entity and the surviving bank and will receive an annual consulting fee equal to (i) $3.75 million for the first two years and (ii) $3.5 million for the third year. Through the end of the Consulting Period, Mr. Byrd will continue to have access to administrative support, office space and security arrangements provided by the surviving entity.

As of the closing date of the Merger, the surviving entity will grant Mr. Byrd a one-time cash Integration and Continuity Award in the amount of $5 million, payable in quarterly installments over five years; provided that any unpaid portion of the award will be paid to him in a lump sum at the time that Mr. Byrd transitions from Executive Chairman to Special Advisor or upon Mr. Byrd’s earlier termination other than by First Horizon for Cause or by Mr. Byrd without Good Reason (each as defined in the Byrd Letter Agreement). Any paid portion of the Integration and Continuity Award will be subject to repayment and recovery in full by First Horizon, and any unpaid portion will be forfeited, upon a (i) termination for “Cause”, (ii) resignation other than for “Good Reason” or (iii) material violation of the restrictive covenants in the Byrd Letter Agreement (as described below).

If Mr. Byrd’s employment or consulting service, as applicable, is terminated by First Horizon other than for Cause or by him for Good Reason, such termination will not affect the compensation to be provided to him under the Byrd Letter Agreement, subject to his continued compliance with restrictive covenants. If Mr. Byrd dies during the Employment Period or the Consulting Period, any remaining unpaid amounts due to him under the Byrd Letter Agreement (determined assuming target performance) will be paid to his estate, to the extent such unpaid amounts exceed the value of incremental life insurance benefits.

Under the Byrd Letter Agreement, Mr. Byrd has agreed to be bound by certain restrictive covenants, including non-competition and non-solicitation covenants, for the five-year period following the closing date of the Merger. He will also be subject to indefinite non-disparagement and confidentiality covenants.

The Byrd Letter Agreement does not affect the severance and other benefits under the terms of his existing Employment Agreement (the “Employment Agreement”), dated December 31, 2008, by and among IBERIABANK, IBKC and Mr. Byrd. Any amounts due to him under Section 5 of the Employment Agreement will be funded and maintained in a rabbi trust along with the Integration and Continuity Award described above. The severance and other benefits under the Employment Agreement will be paid to Mr. Byrd in connection with his future separation from service with the surviving entity and the surviving bank.

The foregoing description of the Byrd Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Byrd Letter Agreement, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of November 3, 2019, by and between First Horizon National Corporation and IBERIABANK Corporation.

10.1	Closing Incentive Award Letter, dated as of November 3, 2019, by and between IBERIABANK Corporation, IBERIABANK and Daryl G. Byrd.

10.2	Form of Retention Agreements.

99.1	Letter Agreement, dated as of November 3, 2019, by and between First Horizon National Corporation and Daryl G. Byrd.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) with respect to IBKC’s and First Horizon’s beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of IBKC and First Horizon, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in IBKC’s and First Horizon’s respective reports filed with the U.S. Securities and Exchange Commission (the “SEC”), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between IBKC and First Horizon; the outcome of any legal proceedings that may be instituted against IBKC or First Horizon; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where IBKC and First Horizon do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; IBKC and First Horizon success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of IBKC and First Horizon.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in IBKC’s Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of IBKC’s website, http://www.iberiabank.com, under the heading “Financials & Filings” and in other documents IBKC files with the SEC, and in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2018, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the “Investor Relations” section of “First Horizon’s website, http://www.first horizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a registration statement on Form S-4 to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement of IBKC and First Horizon which will be sent to the shareholders of IBKC and First Horizon seeking their approval of the proposed transaction.

This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF IBKC AND FIRST HORIZON ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IBKC, FIRST HORIZON AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about IBKC and First Horizon, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Jefferson G. Parker, IBKC, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314, or Clyde A. Billings Jr., First Horizon, 165 Madison, Memphis, TN 38103, telephone (901) 523-5679.

Participants in the Solicitation

IBKC, First Horizon and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding IBKC’s directors and executive officers is available in its definitive proxy statement, which was filed with SEC on March 28, 2019, and certain of its Current Reports on Form 8-K. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 11, 2019, and certain of its Current Reports on Form 8-K.. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IBERIABANK Corporation

By	/s/ Daryl G. Byrd
Name:	Daryl G. Byrd
Title:	President and Chief Executive Officer

Date: November 7, 2019

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and between

FIRST HORIZON NATIONAL CORPORATION

and

IBERIABANK CORPORATION

Dated as of November 3, 2019

TABLE OF CONTENTS

ARTICLE I

THE MERGER

1.1	The Merger	1
1.2	Closing	1
1.3	Effective Time	2
1.4	Effects of the Merger	2
1.5	Conversion of IBKC Common Stock	2
1.6	First Horizon Stock	3
1.7	IBKC Preferred Stock	3
1.8	Treatment of IBKC Equity Awards	4
1.9	Charter of Surviving Entity	7
1.10	Bylaws of Surviving Entity	7
1.11	Tax Consequences	7
1.12	Bank Merger	7

ARTICLE II

EXCHANGE OF SHARES

2.1	First Horizon to Make Consideration Available	8
2.2	Exchange of Shares	8

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF IBKC

3.1	Corporate Organization	11
3.2	Capitalization	13
3.3	Authority; No Violation	14
3.4	Consents and Approvals	15
3.5	Reports	16
3.6	Financial Statements	17
3.7	Broker’s Fees	18
3.8	Absence of Certain Changes or Events	18
3.9	Legal and Regulatory Proceedings	18
3.10	Taxes and Tax Returns	19
3.11	Employees	20
3.12	SEC Reports	22
3.13	Compliance with Applicable Law	23
3.14	Certain Contracts	25
3.15	Agreements with Regulatory Agencies	27
3.16	Environmental Matters	27

-i-

3.17	Investment Securities and Commodities	27
3.18	Real Property	28
3.19	Intellectual Property	28
3.20	Related Party Transactions	29
3.21	State Takeover Laws	29
3.22	Reorganization	29
3.23	Opinion	29
3.24	IBKC Information	29
3.25	Loan Portfolio	30
3.26	Insurance	31
3.27	Investment Advisor Subsidiaries	31
3.28	Insurance Subsidiaries	31
3.29	Broker-Dealer Subsidiaries	32
3.30	No Other Representations or Warranties	33

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FIRST HORIZON

4.1	Corporate Organization	34
4.2	Capitalization	35
4.3	Authority; No Violation	36
4.4	Consents and Approvals	37
4.5	Reports	38
4.6	Financial Statements	38
4.7	Broker’s Fees	40
4.8	Absence of Certain Changes or Events	40
4.9	Legal and Regulatory Proceedings	40
4.10	Taxes and Tax Returns	41
4.11	Employees	41
4.12	SEC Reports	44
4.13	Compliance with Applicable Law	44
4.14	Certain Contracts	46
4.15	Agreements with Regulatory Agencies	48
4.16	Environmental Matters	48
4.17	Investment Securities and Commodities	49
4.18	Real Property	49
4.19	Intellectual Property	49
4.20	Related Party Transactions	50
4.21	State Takeover Laws	50
4.22	Reorganization	50
4.23	Opinion	50
4.24	First Horizon Information	50
4.25	Loan Portfolio	51
4.26	Insurance	52
4.27	Investment Advisor Subsidiaries	52
4.28	Insurance Subsidiaries	53
4.29	Broker-Dealer Subsidiaries	53
4.30	No Other Representations or Warranties	54

-ii-

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1	Conduct of Businesses Prior to the Effective Time	54
5.2	Forbearances	55

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1	Regulatory Matters	58
6.2	Access to Information; Confidentiality	60
6.3	Shareholders’ Approvals	61
6.4	Legal Conditions to Merger	63
6.5	Stock Exchange Listing	63
6.6	Employee Matters	63
6.7	Indemnification; Directors’ and Officers’ Insurance	65
6.8	Additional Agreements	66
6.9	Advice of Changes	66
6.10	Dividends	67
6.11	Shareholder Litigation	67
6.12	Corporate Governance; Headquarters	67
6.13	Commitments to the Community	68
6.14	Acquisition Proposals	68
6.15	Public Announcements	70
6.16	Change of Method	70
6.17	Restructuring Efforts	70
6.18	Takeover Statutes	71
6.19	Treatment of IBKC Indebtedness	71
6.20	Amendment of First Horizon Charter	71
6.21	IBKC Series D Preferred Stock	71
6.22	Exemption from Liability Under Section 16(b)	72

ARTICLE VII

CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Effect the Merger	72
7.2	Conditions to Obligations of First Horizon	73
7.3	Conditions to Obligations of IBKC	74

-iii-

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1	Termination	75
8.2	Effect of Termination	76

ARTICLE IX

GENERAL PROVISIONS

9.1	Amendment	78
9.2	Extension; Waiver	78
9.3	Nonsurvival of Representations, Warranties and Agreements	78
9.4	Expenses	78
9.5	Notices	79
9.6	Interpretation	80
9.7	Counterparts	80
9.8	Entire Agreement	80
9.9	Governing Law; Jurisdiction	81
9.10	Waiver of Jury Trial	81
9.11	Assignment; Third-Party Beneficiaries	81
9.12	Specific Performance	82
9.13	Severability	82
9.14	Confidential Supervisory Information	82
9.15	Delivery by Facsimile or Electronic Transmission	82

Exhibit A – Form of First Horizon Bylaw Amendment

Exhibit B – Officers

-iv-

INDEX OF DEFINED TERMS

Page

Acceptable Confidentiality Agreement	70
Acquisition Proposal	70
affiliate	81
Agreement	1
Articles of Merger	2
Bank Merger	8
Bank Merger Act	13
Bank Merger Agreement	8
Bank Merger Certificates	8
Bank Merger Effective Time	8
BHC Act	12
Chairman Succession Date	68
Chosen Courts	81
Closing	2
Closing Date	2
Code	1
Confidentiality Agreement	61
Continuing Employees	64
Converted Equity Award	7
Converted Stock Option	7
Dissenting Shares	4
Effective Time	2
Enforceability Exceptions	15
Environmental Laws	28
ERISA	20
Exchange Act	18
Exchange Agent	8
Exchange Fund	9
Exchange Ratio	2
FDIC	13
Federal Reserve Board	16
FINRA	16
First Horizon	1
First Horizon 401(k) Plan	65
First Horizon Advisory Subsidiary	53
First Horizon Agent	53
First Horizon Bank	8
First Horizon Benefit Plans	42
First Horizon Board Recommendation	62
First Horizon Broker-Dealer Subsidiary	54
First Horizon Bylaw Amendment	8
First Horizon Bylaws	35
First Horizon Charter	34

-v-

First Horizon Charter Amendment	37
First Horizon Common Stock	2
First Horizon Contract	48
First Horizon Disclosure Schedule	34
First Horizon DSU Award	35
First Horizon Equity Awards	36
First Horizon ERISA Affiliate	42
First Horizon Insurance Subsidiary	53
First Horizon Meeting	62
First Horizon Owned Properties	50
First Horizon Preferred Stock	36
First Horizon PSU Award	35
First Horizon Qualified Plans	42
First Horizon Real Property	50
First Horizon Regulatory Agreement	49
First Horizon Reports	45
First Horizon Restricted Stock Award	35
First Horizon RSU Award	35
First Horizon Securities	36
First Horizon Series B Preferred Stock	4
First Horizon Series C Preferred Stock	4
First Horizon Series D Preferred Stock	4
First Horizon Stock Option	5
First Horizon Subsidiary	35
Foundation	69
GAAP	12
Governmental Entity	16
IBERIABANK	8
IBKC	1
IBKC 401(k) Plan	65
IBKC Advisory Subsidiary	32
IBKC Agent	32
IBKC Articles	13
IBKC Benefit Plans	20
IBKC Board Recommendation	62
IBKC Broker-Dealer Subsidiary	33
IBKC Bylaws	13
IBKC Common Stock	2
IBKC Compensation Committee	6
IBKC Contract	27
IBKC Disclosure Schedule	11
IBKC Equity Awards	14
IBKC ERISA Affiliate	21
IBKC Indemnified Parties	65
IBKC Insiders	72
IBKC Insurance Subsidiary	32

-vi-

IBKC Meeting	62
IBKC Owned Properties	28
IBKC Phantom Stock Award	6
IBKC Preferred Stock	4
IBKC PSU Award	5
IBKC Qualified Plans	21
IBKC Real Property	28
IBKC Regulatory Agreement	27
IBKC Reports	23
IBKC Restricted Stock Award	5
IBKC Securities	14
IBKC Series B Preferred Stock	3
IBKC Series C Preferred Stock	4
IBKC Series D Preferred Stock	4
IBKC Stock Option	5
IBKC Subsidiary	13
Intellectual Property	29
Investment Advisers Act	32
IRS	21
Joint Proxy Statement	16
knowledge	80
LBCA	1
Liens	15
Loans	30
Louisiana Secretary	2
made available	81
Material Adverse Effect	12
Materially Burdensome Regulatory Condition	60
Merger	1
Merger Consideration	2
Multiemployer Plan	21
Multiple Employer Plan	22
New Certificates	8
New First Horizon Preferred Stock	4
NYSE	10
Old Certificate	3
PBGC	21
Permitted Encumbrances	28
person	81
Personal Data	24
Phantom Stock Consideration	6
Premium Cap	66
Recommendation Change	62
Regulatory Agencies	17
Representatives	69
Requisite First Horizon Vote	37

-vii-

Requisite IBKC Vote	15
Requisite Regulatory Approvals	60
S-4	16
Sarbanes-Oxley Act	18
SEC	16
Securities Act	23
Security Breach	24
SRO	17
Subsidiary	13
Surviving Entity	1
Takeover Statutes	30
Tax	20
Tax Return	20
Taxes	20
TBCA	1
Tennessee Secretary	2
Termination Date	76
Termination Fee	77
transactions contemplated by this Agreement	81
transactions contemplated hereby	81
willful and material breach	77

-viii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of November 3, 2019 (this “Agreement”), by and between First Horizon National Corporation, a Tennessee corporation (“First Horizon”), and IBERIABANK Corporation, a Louisiana corporation (“IBKC”).

RECITALS

A.    The Boards of Directors of First Horizon and IBKC have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Agreement, pursuant to which IBKC will, subject to the terms and conditions set forth herein, merge with and into First Horizon (the “Merger”), so that First Horizon is the surviving entity (in such capacity, the “Surviving Entity”) in the Merger.

B.    In furtherance thereof, the respective Boards of Directors of First Horizon and IBKC have approved the Merger and adopted this Agreement and have resolved to submit this Agreement to their respective shareholders for approval and to recommend that their respective shareholders approve this Agreement.

C.    For federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.

D.    In this Agreement, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and intending to be legally bound, the parties agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Tennessee Business Corporation Act (the “TBCA”) and the Louisiana Business Corporation Act (the “LBCA”), at the Effective Time, IBKC shall merge with and into First Horizon pursuant to this Agreement. First Horizon shall be the Surviving Entity, and shall continue its corporate existence under the laws of the State of Tennessee. Upon consummation of the Merger, the separate corporate existence of IBKC shall terminate.

1.2    Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m., New York City time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by IBKC and First Horizon. The date on which the Closing occurs is referred to as the “Closing Date.”

1.3    Effective Time. On or (if agreed by IBKC and First Horizon) prior to the Closing Date, First Horizon and IBKC, respectively, shall cause to be filed articles of merger with the Secretary of State of the State of Tennessee (the “Tennessee Secretary”) and articles of merger with the Secretary of State of the State of Louisiana (the “Louisiana Secretary”) (collectively, the “Articles of Merger”). The Merger shall become effective at such time as specified in the Articles of Merger in accordance with the relevant provisions of the TBCA and LBCA, or at such other time as shall be provided by applicable law (such time hereinafter referred to as the “Effective Time”).

1.4    Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the TBCA, the LBCA and this Agreement.

1.5    Conversion of IBKC Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of First Horizon, IBKC or the holder of any securities of First Horizon or IBKC:

(a)    Subject to Section 2.2(e), each share of the common stock, par value $1.00 per share, of IBKC issued and outstanding immediately prior to the Effective Time (the “IBKC Common Stock”), except for shares of IBKC Common Stock owned by IBKC or First Horizon (in each case, other than shares of IBKC Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by IBKC or First Horizon in respect of debts previously contracted), shall be converted into the right to receive 4.584 shares (the “Exchange Ratio”; and such shares, the “Merger Consideration”) of the common stock, par value $0.625, of First Horizon (the “First Horizon Common Stock”); it being understood that at and after the Effective Time, pursuant to Section 1.6, the First Horizon Common Stock, including the shares issued to former holders of IBKC Common Stock, shall be the common stock of the Surviving Entity.

(b)    All of the shares of IBKC Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate”; it being understood that any reference herein to “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of IBKC Common Stock) previously representing any such shares of IBKC Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of First Horizon Common Stock that such shares of IBKC Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of IBKC Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions that the holder thereof has the right to receive pursuant to Section 2.2, in each case, without any interest thereon. If, prior to the Effective Time, the outstanding shares of First Horizon Common Stock or IBKC Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give First Horizon and the holders of IBKC Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, that nothing contained in this sentence shall be construed to permit IBKC or First Horizon to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.

(c)    Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of IBKC Common Stock that are owned by IBKC or First Horizon (in each case, other than shares of IBKC Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by IBKC or First Horizon in respect of debts previously contracted) shall be cancelled and shall cease to exist and no First Horizon Common Stock or other consideration shall be delivered in exchange therefor.

1.6    First Horizon Stock. At and after the Effective Time, each share of First Horizon Common Stock and each share of First Horizon Preferred Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock or preferred stock, as applicable, of the Surviving Entity and shall not be affected by the Merger.

1.7    IBKC Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of First Horizon, IBKC or the holder of any securities of First Horizon or IBKC:

(a)    Each share of 6.625% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series B, par value $1.00 per share, of IBKC (“IBKC Series B Preferred Stock”) issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall be converted into the right to receive a share of a newly created series of preferred stock of First Horizon having the same terms (taking into account that IBKC will not be the surviving entity in the Merger and, if the Closing Date is after August 1, 2020, with the Optional Redemption (as defined in Article 4, Section D of the IBKC Articles), beginning on a date that is five years after the Closing Date) as the IBKC Series B Preferred Stock (all shares of such newly created series, collectively, the “First Horizon Series B Preferred Stock”) and, upon such conversion, the IBKC Series B Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.

(b)    Each share of 6.60% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series C, par value $1.00 per share, of IBKC (“IBKC Series C Preferred Stock”) issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall be converted into the right to receive a share of a newly created series of preferred stock of First Horizon having the same terms (taking into account that IBKC will not be the surviving entity in the Merger) as the IBKC Series C Preferred Stock (all shares of such newly created series, collectively, the “First Horizon Series C Preferred Stock”) and, upon such conversion, the IBKC Series C Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.

(c)    Each share of 6.100% Fixed-to-Floating Non-Cumulative Perpetual Preferred Stock, Series D, par value $1.00 per share, of IBKC (“IBKC Series D Preferred Stock,” and together with the IBKC Series B Preferred Stock and IBKC Series C Preferred Stock, the “IBKC Preferred Stock”) issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall be converted into the right to receive a share of a newly created series of preferred stock of First Horizon having identical powers, preferences and special rights as the IBKC Series D Preferred Stock (all shares of such newly created series, collectively, the “First Horizon Series D Preferred Stock,” and collectively with the First Horizon Series B Preferred Stock and First Horizon Series C Preferred Stock, the “New First Horizon Preferred Stock”) and, upon such conversion, the IBKC Series D Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time.

(d)    Notwithstanding anything in this Section 1.7 to the contrary, all shares of IBKC Preferred Stock that are issued and outstanding immediately prior to the Effective Time and are held by a holder of IBKC Preferred Stock who exercises appraisal rights in respect of such shares when and in the manner required under Part 13 of the LBCA (“Dissenting Shares”), shall not be converted as provided in Sections 1.7(a), 1.7(b) or 1.7(c), as applicable, but instead, such holder shall be entitled only to such rights as are granted with respect to the payment of the fair value of such shares under the applicable provisions of Part 13 of the LBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the applicable provisions of Part 13 of the LBCA and this Section 1.7(d)), unless and until such holder shall have failed to perfect or effectively withdrawn or lost rights to demand or receive the fair value of such shares under the LBCA. If, after the Effective Time, any holder of Dissenting Shares fails to perfect or effectively withdraws or loses the right to dissent, the applicable Dissenting Shares will thereupon be treated as though such shares had been converted into shares of New First Horizon Preferred Stock pursuant to this Section 1.7. If any holder of shares of IBKC Preferred Stock provides notice to IBKC of such holder’s intent to demand or receive fair value of such shares under the LBCA, IBKC will promptly give First Horizon notice thereof (and of any other instruments served pursuant to Part 13 of the LBCA), and First Horizon will have the right to participate in all negotiations and proceedings with respect to any such demands. IBKC will not, except with the prior written consent of First Horizon, voluntarily make any payment with respect to, or settle or offer to settle, any such demand.

1.8    Treatment of IBKC Equity Awards.

(a)    At the Effective Time, any vesting conditions applicable to each option to purchase shares of IBKC Common Stock (an “IBKC Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time shall be deemed satisfied and accelerate in full and each IBKC Stock Option shall, automatically and without any required action on the part of the holder thereof, be converted into an option (a “First Horizon Stock Option”) to purchase

(i) that number of shares of First Horizon Common Stock (rounded down to the nearest whole share) equal to the product of (A) the total number of shares of IBKC Common Stock subject to such IBKC Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio (as adjusted if necessary pursuant to the last sentence of Section 1.5(b)), (ii) at an exercise price per share of First Horizon Common Stock (rounded up to the nearest whole cent) equal to the quotient of (A) the exercise price per share of IBKC Common Stock of such IBKC Stock Option immediately prior to the Effective Time divided by (B) the Exchange Ratio (as adjusted if necessary pursuant to the last sentence of Section 1.5(b)); provided, however, that the exercise price and the number of shares of First Horizon Common Stock purchasable pursuant to the IBKC Stock Options shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code; provided, further, that in the case of any IBKC Stock Option to which Section 422 of the Internal Revenue Code applies, the exercise price and the number of shares of First Horizon Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Internal Revenue Code. Except as expressly provided in this Section 1.8(a), each such First Horizon Stock Option shall be subject to the same terms and conditions (including exercisability and forfeiture terms), after giving effect to any “change in control” provisions under the applicable IBKC equity incentive plan or award agreement, as applied to the corresponding IBKC Stock Option immediately prior to the Effective Time.

(b)    At the Effective Time, any vesting conditions applicable to each award in respect of a share of IBKC Common Stock subject to vesting, repurchase or other lapse restriction (an “IBKC Restricted Stock Award”) that is outstanding immediately prior to the Effective Time shall be deemed satisfied and accelerate in full and each IBKC Restricted Stock Award shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder to receive immediately following the Effective Time, the Merger Consideration (less applicable Taxes required to be withheld with respect to such vesting).

(c)    At the Effective Time, (i) any vesting conditions applicable to each performance stock unit award in respect of shares of IBKC Common Stock (an “IBKC PSU Award”) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (ii) each IBKC PSU Award shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder to receive (without interest), immediately following the Effective Time, an amount of Merger Consideration (less applicable Taxes required to be withheld with respect to such vesting) equal to (x) the number of shares of IBKC Common Stock subject to such IBKC PSU Award immediately prior to the Effective Time (including any applicable dividend equivalents) based on the greater of (A) the target performance level, or (B) the actual performance level through September 30, 2019 as reasonably determined by the compensation committee of the IBKC Board of Directors (the “IBKC Compensation Committee”), multiplied by (y) the Exchange Ratio (as adjusted if necessary pursuant to the last sentence of Section 1.5(b)); provided, that, with respect to any IBKC PSU Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that is not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable IBKC equity incentive plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(d)    At the Effective Time, each phantom stock award in respect of shares of IBKC Common Stock (an “IBKC Phantom Stock Award”) that is outstanding and unvested immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, vest and be cancelled and automatically entitle the holder of such IBKC Phantom Stock Award to receive (without interest), on the first regularly scheduled payroll date of First Horizon following the Closing Date, an amount in cash (rounded to the nearest cent and less applicable Taxes required to be withheld with respect to such vesting) determined by multiplying (i) the closing price of one share of First Horizon Common Stock on the Closing Date by (ii) the number of shares of First Horizon Common Stock underlying such IBKC Phantom Stock Award (as determined by multiplying (x) the number of shares of IBKC Common Stock (including any applicable dividend equivalents) underlying such IBKC Phantom Stock Award by (y) the Exchange Ratio) (the “Phantom Stock Consideration”); provided, that, to the extent a holder of IBKC Phantom Stock Awards has made a deferral election in respect of payments pursuant to such IBKC Phantom Stock Awards, the applicable portion of the Phantom Stock Consideration shall be credited to such holder’s deferred compensation account under IBKC’s Executive Nonqualified Excess Plan.

(e)    At or prior to the Effective Time, IBKC, the Board of Directors of IBKC and the IBKC Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary or appropriate to effectuate the provisions of this Section 1.8 and provide for the deduction, withholding and remittance of any Taxes or amounts required under applicable law.

(f)    As of the Effective Time, the number and kind of shares available for issuance under each IBKC equity or equity-based incentive plan shall be adjusted to reflect First Horizon Common Stock in accordance with the provisions of the applicable plan.

(g)    First Horizon shall take all corporate actions that are necessary for the treatment of the IBKC Equity Awards pursuant to Section 1.8(a) through 1.8(d) and Section 1.8(h), including the reservation, issuance and listing of First Horizon Common Stock as necessary to effect the transactions contemplated by this Section 1.8. As soon as practicable following the Effective Time, First Horizon shall file with the SEC a post-effective amendment to the Form S-4 or a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of First Horizon Common Stock underlying such IBKC Equity Awards (other than the IBKC Phantom Stock Awards), and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant IBKC equity incentive plans remain in effect and such registration of shares of First Horizon Common Stock issuable thereunder continues to be required.

(h)    Notwithstanding anything in Section 1.8(a) through Section 1.8(e) to the contrary, but subject to Section 5.2(b), (i) to the extent the terms of any IBKC Equity Award granted on or after the date of this Agreement and not in violation of this Agreement expressly provides for treatment in connection with the occurrence of the Effective Time that is different from the treatment prescribed by this Section 1.8, or (ii) as mutually agreed by the parties and a holder of any IBKC Equity Award, then in each case, the terms of such IBKC Equity Award or mutual agreement, as applicable, shall control (and the applicable provisions of this Section 1.8 shall not apply); provided, that such IBKC Equity Award shall automatically and without any required action on the part of the holder thereof, cease to represent an equity award denominated in shares of IBKC Common Stock and shall be converted into an equity award denominated in shares of First Horizon Common Stock (a “Converted Equity Award”). The number of shares of First Horizon Common Stock subject to each such Converted Equity Award shall equal the product (with the result rounded down to the nearest whole number) of (i) the number of shares of IBKC Common Stock subject to such IBKC Equity Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio (as adjusted if necessary pursuant to the last sentence of Section 1.5(b)); provided, that to the extent any Converted Equity Award is an IBKC Stock Option (a “Converted Stock Option”), the exercise price per share of such Converted Stock Option shall be equal to the quotient (rounded up to the nearest whole cent) of (A) the exercise price per share of IBKC Common Stock of such IBKC Stock Option immediately prior to the Effective Time divided by (B) the Exchange Ratio (as adjusted if necessary pursuant to the last sentence of Section 1.5(b)); and provided, however, that the exercise price and the number of shares of First Horizon Common Stock purchasable pursuant to the Converted Stock Options shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code; provided, further, that in the case of any IBKC Stock Option to which Section 422 of the Internal Revenue Code applies, the exercise price and the number of shares of First Horizon Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Internal Revenue Code.

1.9    Charter of Surviving Entity. At the Effective Time, the charter of First Horizon, as in effect immediately prior to the Effective Time, as amended pursuant to Section 6.20 and for the filing of the terms of the New First Horizon Preferred Stock, shall be the charter of the Surviving Entity until thereafter amended in accordance with applicable law.

1.10    Bylaws of Surviving Entity. At the Effective Time, the bylaws of First Horizon, as in effect immediately prior to the Effective Time, as amended as set forth in Exhibit A (such amendment, the “First Horizon Bylaw Amendment”), shall be the bylaws of the Surviving Entity until thereafter amended in accordance with applicable law.

1.11    Tax Consequences. It is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.

1.12    Bank Merger. At the Bank Merger Effective Time (as defined below) IBERIABANK, a Louisiana-chartered bank and Subsidiary of IBKC (“IBERIABANK”), will merge with and into First Horizon Bank, a Tennessee-chartered bank and Subsidiary of First Horizon (“First Horizon Bank”) (the “Bank Merger”). First Horizon Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of IBERIABANK shall cease. The Bank Merger shall be implemented pursuant to an agreement and plan of merger in form and substance agreed by First Horizon and IBKC, which shall be customary for mergers similar to the Bank Merger (the “Bank Merger Agreement”), which shall be entered into by First Horizon Bank and IBERIABANK promptly after the date of this Agreement. Each of First Horizon and IBKC shall approve the Bank Merger Agreement and the Bank Merger as the sole voting shareholder of First Horizon Bank and IBERIABANK, respectively, and First Horizon and IBKC shall, and shall cause First Horizon Bank and IBERIABANK, respectively, to, execute certificates or articles of merger and such other agreements, documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) at the Bank Merger Effective Time. The Bank Merger shall become effective promptly following the Effective Time or at such later time and date as specified in the Bank Merger Agreement in accordance with applicable law (the “Bank Merger Effective Time”).

ARTICLE II

EXCHANGE OF SHARES

2.1    First Horizon to Make Consideration Available. At or prior to the Effective Time, First Horizon shall deposit, or shall cause to be deposited, with a bank or trust company mutually agreed upon by First Horizon and IBKC (the “Exchange Agent”), for exchange in accordance with this Article II for the benefit of the holders of Old Certificates (which for purposes of this Article II shall be deemed to include certificates or book-entry account statements representing shares of IBKC Preferred Stock), certificates or, at First Horizon’s option, evidence in book-entry form, representing shares of First Horizon Common Stock or New First Horizon Preferred Stock to be issued pursuant to Section 1.5 and Section 1.7, respectively (collectively, referred to herein as “New Certificates”), and cash in lieu of any fractional shares to be paid pursuant to Section 2.2(e) (such cash and New Certificates, together with any dividends or distributions with respect to shares of First Horizon Common Stock or New First Horizon Preferred Stock payable in accordance with Section 2.2(b), being hereinafter referred to as the “Exchange Fund”).

2.2    Exchange of Shares.

(a)    As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, First Horizon shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of IBKC Common Stock or IBKC Preferred Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive First Horizon Common Stock or New First Horizon Preferred Stock, as applicable, pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of First Horizon Common Stock and any cash in lieu of fractional shares or shares of New First Horizon Preferred Stock, as applicable, which the shares of IBKC Common Stock or IBKC Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old

Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of First Horizon Common Stock to which such holder of IBKC Common Stock shall have become entitled pursuant to the provisions of Article I, and (B) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article II, and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), or (ii) (A) a New Certificate representing that number of shares of New First Horizon Preferred Stock to which such holder of IBKC Preferred Stock shall have become entitled pursuant to the provisions of Article I, and (B) a check representing the amount of any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of First Horizon Common Stock or shares of New First Horizon Preferred Stock which the shares of IBKC Common Stock or IBKC Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b)    No dividends or other distributions declared with respect to First Horizon Common Stock or New First Horizon Preferred Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of First Horizon Common Stock or shares of New First Horizon Preferred Stock that the shares of IBKC Common Stock or IBKC Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive.

(c)    If any New Certificate representing shares of First Horizon Common Stock or New First Horizon Preferred Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of First Horizon Common Stock or New First Horizon Preferred Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no transfers on the stock transfer books of IBKC of the shares of IBKC Common Stock or IBKC Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of First Horizon Common Stock or New First Horizon Preferred Stock, cash in lieu of fractional shares and dividends or distributions as contemplated by this Section 2.2, as applicable.

(e)    Notwithstanding anything to the contrary contained in this Agreement, no New Certificates or scrip representing fractional shares of First Horizon Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to First Horizon Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of First Horizon. In lieu of the issuance of any such fractional share, First Horizon shall pay to each former holder of IBKC Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of First Horizon Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the day preceding the Closing Date by (ii) the fraction of a share (after taking into account all shares of IBKC Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form) of First Horizon Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

(f)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of IBKC for twelve (12) months after the Effective Time shall be paid to the Surviving Entity. Any former holders of IBKC Common Stock or IBKC Preferred Stock who have not theretofore complied with this Article II shall thereafter look only to the Surviving Entity for payment of the shares of First Horizon Common Stock, cash in lieu of any fractional shares and any unpaid dividends and distributions on the First Horizon Common Stock deliverable in respect of each former share of IBKC Common Stock such holder holds as determined pursuant to this Agreement, or the shares of New First Horizon Preferred Stock and any unpaid dividends and distributions on the New First Horizon Preferred Stock deliverable in respect of each former share of IBKC Preferred Stock such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of First Horizon, IBKC, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of shares of IBKC Common Stock or IBKC Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g)    First Horizon shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of First Horizon Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other amounts otherwise payable pursuant to this Agreement to any holder of IBKC Common Stock, IBKC Preferred Stock or IBKC Equity Awards, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by First

Horizon or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of IBKC Common Stock, IBKC Preferred Stock or IBKC Equity Awards in respect of which the deduction and withholding was made by First Horizon or the Exchange Agent, as the case may be.

(h)    In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Old Certificate to be lost, stolen or destroyed and, if required by First Horizon or the Exchange Agent, the posting by such person of a bond in such amount as First Horizon or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Old Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Old Certificate the shares of First Horizon Common Stock and any cash in lieu of fractional shares, or the shares of New First Horizon Preferred Stock, as applicable, and dividends or distributions, deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF IBKC

Except (a) as disclosed in the disclosure schedule delivered by IBKC to First Horizon concurrently herewith (the “IBKC Disclosure Schedule”) (it being understood that (i) no item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the IBKC Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by IBKC that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced, and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections), or (b) as disclosed in any IBKC Reports filed with or furnished to the SEC by IBKC since December 31, 2016 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), IBKC hereby represents and warrants to First Horizon as follows:

3.1    Corporate Organization.

(a)    IBKC is a corporation duly organized, validly existing and in good standing under the laws of the State of Louisiana, is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”) and has elected to be treated as a financial holding company under the BHC Act. IBKC has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. IBKC is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBKC. As used in this Agreement, the term “Material Adverse Effect” means, with respect to First Horizon, IBKC or the Surviving Entity, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities (as defined below), (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, or (E) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred); except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate), or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which (x) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, or (y) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions. True and complete copies of the articles of incorporation of IBKC (the “IBKC Articles”) and the bylaws of IBKC (the “IBKC Bylaws”), in each case, as in effect as of the date of this Agreement, have previously been made available by IBKC to First Horizon.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBKC, each Subsidiary of IBKC (an “IBKC Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of IBKC or any Subsidiary of IBKC to pay dividends or distributions except, in the case of IBKC or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. IBERIABANK is the only depository institution Subsidiary of IBKC, and the deposit accounts of IBERIABANK are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950 (the “Bank Merger Act”) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 3.1(b) of the IBKC Disclosure Schedule sets forth a true, correct and complete list of all Subsidiaries of IBKC as of the date hereof. True and complete copies of the organizational documents of IBERIABANK as in effect as of the date of this Agreement have previously been made available by IBKC to First Horizon. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of IBKC other than the IBKC Subsidiaries.

3.2    Capitalization.

(a)    The authorized capital stock of IBKC consists of 100,000,000 shares of IBKC Common Stock and 5,000,000 shares of serial preferred stock, par value $1.00 per share. As of October 31, 2019, there were (i) 52,267,165 shares of IBKC Common Stock issued and outstanding, including 473,286 shares of IBKC Common Stock granted in respect of outstanding IBKC Restricted Stock Awards; (ii) 776,671 shares of IBKC Common Stock reserved for issuance upon the exercise of outstanding IBKC Stock Options; (iii) 176,223 shares of IBKC Common Stock reserved for issuance upon the settlement of outstanding IBKC PSU Awards (assuming performance goals are satisfied at the target level) or 396,507 shares of IBKC Common Stock reserved for issuance upon the settlement of outstanding IBKC PSU Awards (assuming performance goals are satisfied at the maximum level); and (iv) (A) 8,000 shares of IBKC Series B Preferred Stock issued and outstanding, (B) 5,750 shares of IBKC Series C Preferred Stock issued and outstanding, and (C) 10,000 shares of IBKC Series D Preferred Stock issued and outstanding. As of October 31, 2019, there were 401,078 IBKC Phantom Stock Awards outstanding, with respect to which no shares of IBKC Common Stock were reserved upon the settlement thereof. As of the date of this Agreement, except as set forth in the immediately preceding two sentences, for changes since October 31, 2019 resulting from the exercise, vesting or settlement of any IBKC Stock Options, IBKC Phantom Stock Awards, IBKC Restricted Stock Awards and IBKC PSU Awards (collectively, “IBKC Equity Awards”) described in the immediately preceding two sentences and 3,451,053 shares of IBKC Common Stock reserved for issuance pursuant to future grants under the IBKC equity incentive plans, there are no shares of capital stock or other voting securities or equity interests of IBKC issued, reserved for issuance or outstanding. All of the issued and outstanding shares of IBKC Common Stock and IBKC Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. IBKC is current on all dividends payable on the outstanding shares of IBKC Preferred Stock, and has complied in all material respects with terms and conditions thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of IBKC may vote. Other than IBKC Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in IBKC, or contracts, commitments, understandings or arrangements by which IBKC may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in IBKC, or that otherwise obligate IBKC to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “IBKC Securities”). Other than IBKC Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined, in whole or in part, based on the price of any capital stock of IBKC or any of its Subsidiaries) are outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which IBKC or any of its Subsidiaries is a party with respect to the voting or transfer of IBKC Common Stock, capital stock or other voting or equity securities or ownership interests of IBKC or granting any shareholder or other person any registration rights.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBKC, IBKC owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the IBKC Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

3.3    Authority; No Violation.

(a)    IBKC has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of IBKC. The Board of Directors of IBKC has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of IBKC and its shareholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement be submitted to IBKC’s shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of a majority of all the votes entitled to be cast on this Agreement by holders of IBKC Common Stock (the “Requisite IBKC Vote”), and the approval of the Bank Merger Agreement by IBKC as IBERIABANK’s sole shareholder, no other corporate proceedings on the part of IBKC are necessary to approve this Agreement or to consummate the transactions contemplated hereby (other than the submission to the shareholders of IBKC of an advisory (non-binding) vote on the compensation that may be paid or become payable to IBKC’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement). This Agreement has been duly and validly executed and delivered by IBKC and (assuming due authorization, execution and delivery by First Horizon) constitutes a valid and binding obligation of IBKC, enforceable against IBKC in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b)    Neither the execution and delivery of this Agreement by IBKC nor the consummation by IBKC of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by IBKC with any of the terms or provisions hereof, will (i) violate any provision of the IBKC Articles or the IBKC Bylaws, or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to IBKC or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of IBKC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which IBKC or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBKC.

3.4    Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE and The NASDAQ Stock Market, LLC, (b) the filing of any required applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the Tennessee Department of Financial Institutions and the Louisiana Office of Financial Institutions, and approval of such applications, filings and notices, (e) the filing of any required applications, filings or notices with the Financial Industry Regulatory Authority (“FINRA”) and approval of such applications, filings and notices, (f) those additional applications, filings and notices, if any, listed on Section 3.4 of the IBKC Disclosure Schedule or Section 4.4 of the First Horizon Disclosure Schedule and approval of such applications, filings and notices, (g) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form relating to the meetings of IBKC’s and First Horizon’s shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by First Horizon in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration by the SEC of the effectiveness of the S-4, (h) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA and the Louisiana Secretary pursuant to the LBCA, as applicable, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and the filing of Articles of Amendment for the New First Horizon Preferred Stock with the Tennessee Secretary, and (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of First Horizon Common Stock and New First Horizon Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and the approval of the listing of such First Horizon Common Stock and New First Horizon Preferred Stock (or depositary shares in respect thereof) on the NYSE, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental or regulatory authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by IBKC of this Agreement, or (ii) the consummation by IBKC of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, IBKC has no knowledge of any reason why the necessary regulatory approvals and consents will not be received by IBKC to permit consummation of the Merger and the Bank Merger on a timely basis.

3.5    Reports. IBKC and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2017 with (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority, and (vi) any self-regulatory organization (an “SRO”) (clauses (i) – (vi), collectively “Regulatory Agencies”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBKC. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of IBKC and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of IBKC, investigation into the business or operations of IBKC or any of its Subsidiaries since January 1, 2017, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of IBKC or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of IBKC or any of its Subsidiaries since January 1, 2017, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC.

3.6    Financial Statements.

(a)    The financial statements of IBKC and its Subsidiaries included (or incorporated by reference) in the IBKC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of IBKC and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated statements of comprehensive income, cash flows, shareholders’ equity and consolidated balance sheet of IBKC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Since December 31, 2016, no independent public accounting firm of IBKC has resigned (or informed IBKC that it intends to resign) or been dismissed as independent public accountants of IBKC as a result of or in connection with any disagreements with IBKC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC, neither IBKC nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of IBKC included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2019, or in connection with this Agreement and the transactions contemplated hereby.

(c)    The records, systems, controls, data and information of IBKC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of IBKC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on IBKC. IBKC (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to IBKC, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of IBKC by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to IBKC’s outside auditors and the audit committee of IBKC’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect IBKC’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of IBKC, any fraud, whether or not material, that involves management or other employees who have a significant role in IBKC’s internal controls over financial reporting. To the knowledge of IBKC, any such disclosures were made in writing by management to IBKC’s auditors and audit committee. To the knowledge of IBKC, there is no reason to believe that IBKC’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)    Since January 1, 2017, (i) neither IBKC nor any of its Subsidiaries, nor, to the knowledge of IBKC, any director, officer, auditor, accountant or representative of IBKC or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of IBKC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that IBKC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing IBKC or any of its Subsidiaries, whether or not employed by IBKC or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by IBKC or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of IBKC or any committee thereof or the Board of Directors or similar governing body of any IBKC Subsidiary or any committee thereof, or to the knowledge of IBKC, to any director or officer of IBKC or any IBKC Subsidiary.

3.7    Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc., Goldman, Sachs & Co. LLC and Evercore Group L.L.C., neither IBKC nor any IBKC Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. IBKC has disclosed to First Horizon as of the date hereof the aggregate fees provided for in connection with the engagement by IBKC of Keefe, Bruyette & Woods, Inc., Goldman, Sachs & Co. LLC and Evercore Group L.L.C. related to the Merger and the other transactions contemplated hereunder.

3.8    Absence of Certain Changes or Events.

(a)    Since December 31, 2018, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC.

(b)    Since December 31, 2018 through the date of this Agreement, IBKC and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9    Legal and Regulatory Proceedings.

(a)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on IBKC, neither IBKC nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of IBKC, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against IBKC or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on IBKC, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon IBKC, any of its Subsidiaries or the assets of IBKC or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its affiliates).

3.10    Taxes and Tax Returns.

(a)    Each of IBKC and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither IBKC nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of IBKC and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of IBKC and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither IBKC nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than extension or waiver granted in the ordinary course of business). Neither IBKC nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of IBKC and its Subsidiaries or the assets of IBKC and its Subsidiaries. Neither IBKC nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among IBKC and its Subsidiaries). Since January 1, 2013, neither IBKC nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was IBKC), or (B) has any liability for the Taxes of any person (other than IBKC or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice). Neither IBKC nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither IBKC nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

(b)    As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c)    As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11    Employees.

(a)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC, each IBKC Benefit Plan (as defined below) has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “IBKC Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination, change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which IBKC or any Subsidiary or any trade or business of IBKC or any of its Subsidiaries, whether or not incorporated, all of which together with IBKC would be deemed a “single employer” within the meaning of Section 4001 of ERISA (an “IBKC ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by IBKC or any of its Subsidiaries or any IBKC ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of IBKC or any of its Subsidiaries or any IBKC ERISA Affiliate, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).

(b)    IBKC has made available to First Horizon true, correct and complete copies of each material IBKC Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the Internal Revenue Service (the “IRS”), (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.

(c)    The IRS has issued a favorable determination letter or opinion with respect to each IBKC Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “IBKC Qualified Plans”) and the related trust, which letter or opinion has not been revoked (nor has revocation been threatened), and, to the knowledge of IBKC, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any IBKC Qualified Plan or the related trust.

(d)    Except as would not result in any material liability to IBKC and its Subsidiaries, taken as a whole, with respect to each IBKC Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such IBKC Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such IBKC Benefit Plan’s actuary with respect to such IBKC Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such IBKC Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by IBKC or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such IBKC Benefit Plan.

(e)    None of IBKC and its Subsidiaries nor any IBKC ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two (2) of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of IBKC and its Subsidiaries nor any IBKC ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(f)    Except as would not result in any material liability to IBKC and its Subsidiaries, taken as a whole, no IBKC Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(g)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC, all contributions required to be made to any IBKC Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any IBKC Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of IBKC.

(h)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to IBKC’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the IBKC Benefit Plans, any fiduciaries thereof with respect to their duties to the IBKC Benefit Plans or the assets of any of the trusts under any of the IBKC Benefit Plans that would reasonably be expected to result in any liability of IBKC or any of its Subsidiaries in an amount that would be material to IBKC and its Subsidiaries, taken as a whole.

(i)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC, none of IBKC and its Subsidiaries nor any IBKC ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the IBKC Benefit Plans or their related trusts, IBKC, any of its Subsidiaries or any IBKC ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of IBKC or any of its Subsidiaries, or result in any limitation on the right of IBKC or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any IBKC Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by IBKC or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k)    No IBKC Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(l)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC, there are no pending or, to IBKC’s knowledge, threatened labor grievances or unfair labor practice claims or charges against IBKC or any of its Subsidiaries, or any strikes or other labor disputes against IBKC or any of its Subsidiaries. Neither IBKC nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of IBKC or any of its Subsidiaries and, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC, there are no pending or, to the knowledge of IBKC, threatened organizing efforts by any union or other group seeking to represent any employees of IBKC or any of its Subsidiaries. To the knowledge of IBKC, in the last five years, no allegations of sexual harassment have been made to IBKC against any individual in his or her capacity as (i) an officer of IBKC or any of its Subsidiaries, (ii) a member of the Board of Directors of IBKC, or (iii) an employee of IBKC or any of its Subsidiaries at a level of executive vice president or above.

3.12    SEC Reports. IBKC has previously made available to First Horizon an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2016 by IBKC pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “IBKC Reports”), and (b) communication mailed by IBKC to its shareholders since December 31, 2016 and prior to the date hereof, and no such IBKC Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2016, as of their respective dates, all IBKC Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of IBKC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issued raised by, the SEC with respect to any of the IBKC Reports.

3.13    Compliance with Applicable Law.

(a)    IBKC and each of its Subsidiaries hold, and have at all times since December 31, 2016, held, all licenses, registrations, franchises, certificates, variances, permits, charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBKC, and, to the knowledge of IBKC, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBKC, IBKC and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to IBKC or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of data or information that constitutes personal data or personal information under applicable law (“Personal Data”)), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. IBKC and its

Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by IBKC and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where IBKC and its Subsidiaries conduct business.

(c)    IBERIABANK has received an Institution Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

(d)    IBKC maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data, or (iii) other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Security Breach”). To the knowledge of IBKC, IBKC has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBKC. To the knowledge of IBKC, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on IBKC.

(e)    Without limitation, none of IBKC or any of its Subsidiaries, or to the knowledge of IBKC, any director, officer, employee, agent or other person acting on behalf of IBKC or any of its Subsidiaries has, directly or indirectly, (i) used any funds of IBKC or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of IBKC or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of IBKC or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of IBKC or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for IBKC or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for IBKC or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBKC.

(f)    As of the date hereof, each of IBKC and IBERIABANK is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary federal regulator).

(g)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBKC, (i) IBKC and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of IBKC, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.14    Certain Contracts.

(a)    Except as set forth in Section 3.14(a) of the IBKC Disclosure Schedule or as filed with any IBKC Reports, as of the date hereof, neither IBKC nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any IBKC Benefit Plan:

(i)    which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    which contains a provision that materially restricts the conduct of any line of business by IBKC or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Surviving Entity or any of its affiliates to engage in any line of business or in any geographic region;

(iii)    which is a collective bargaining agreement or similar agreement with any labor organization;

(iv)    any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite IBKC Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on IBKC;

(v)    (A) that relates to the incurrence of indebtedness by IBKC or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case, incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by IBKC or any of its Subsidiaries of, or any similar commitment by IBKC or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $25,000,000 or more, but, in each case, excluding any indebtedness disclosed in any IBKC Report(s) filed since January 1, 2019 or entered into in the ordinary course of business;

(vi)    that grants any material right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of IBKC or its Subsidiaries, taken as a whole;

(vii)    which creates future payment obligations in excess of $5,000,000 per annum (other than any such contracts which are terminable by IBKC or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), other than with respect to indebtedness disclosed in any IBKC Report(s) filed since January 1, 2019 or leases or other agreements entered into in the ordinary course of business;

(viii)    that is a settlement, consent or similar agreement and contains any material continuing obligations of IBKC or any of its Subsidiaries; or

(ix)    that relates to the acquisition or disposition of any person, business or asset and under which IBKC or its Subsidiaries have or may have a material obligation or liability.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the IBKC Disclosure Schedule, is referred to herein as an “IBKC Contract.” IBKC has made available to First Horizon true, correct and complete copies of each IBKC Contract in effect as of the date hereof.

(b)    (i) Each IBKC Contract is valid and binding on IBKC or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBKC, (ii) IBKC and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each IBKC Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBKC, (iii) to the knowledge of IBKC, each third-party counterparty to each IBKC Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such IBKC Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBKC, (iv) neither IBKC nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any IBKC Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of IBKC or any of its Subsidiaries, or to the knowledge of IBKC, any other party thereto, of or under any such IBKC Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on IBKC.

3.15    Agreements with Regulatory Agencies. Subject to Section 9.14, neither IBKC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the IBKC Disclosure Schedule, an “IBKC Regulatory Agreement”), nor has IBKC or any of its Subsidiaries been advised in writing, or to IBKC’s knowledge, orally, since January 1, 2017, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such IBKC Regulatory Agreement.

3.16    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC, IBKC and its Subsidiaries are in compliance, and have complied since December 31, 2016, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or to the knowledge of IBKC, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on IBKC or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against IBKC, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC. To the knowledge of IBKC, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC. IBKC is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC.

3.17    Investment Securities and Commodities. Each of IBKC and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to IBKC’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of IBKC or its Subsidiaries. Such securities and commodities are valued on the books of IBKC in accordance with GAAP in all material respects.

3.18    Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on IBKC, IBKC or an IBKC Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the IBKC Reports as being owned by IBKC or an IBKC Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “IBKC Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such IBKC Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the IBKC Owned Properties, the “IBKC Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of IBKC, the lessor. There are no pending or, to the knowledge of IBKC, threatened condemnation proceedings against the IBKC Real Property.

3.19    Intellectual Property. IBKC and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC: (a) (i) to the knowledge of IBKC, the use of any Intellectual Property by IBKC and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which IBKC or any IBKC Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to IBKC that IBKC or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of IBKC, no person is challenging, infringing on or otherwise violating, any right of IBKC or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to IBKC or its Subsidiaries, and (c) neither IBKC nor any IBKC Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by IBKC or any IBKC Subsidiary, and IBKC and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by IBKC and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction;

patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

3.20    Related Party Transactions. As of the date hereof, except as set forth in any IBKC Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between IBKC or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of IBKC or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding IBKC Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of IBKC) on the other hand, of the type required to be reported in any IBKC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

3.21    State Takeover Laws. The Board of Directors of IBKC has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or any similar provisions of the IBKC Articles or IBKC Bylaws (collectively, with any similar provisions of the First Horizon Charter or First Horizon Bylaws, “Takeover Statutes”). In accordance with Section 12:1-1302 of the LBCA, no appraisal or dissenters’ rights will be available to the holders of IBKC Common Stock in connection with the Merger.

3.22    Reorganization. IBKC has not taken any action and has no knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23    Opinion. Prior to the execution of this Agreement, the Board of Directors of IBKC has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from each of Keefe, Bruyette & Woods, Inc. and Goldman, Sachs & Co. LLC to the effect that as of the date hereof and based upon and subject to the matters set forth in the written opinion, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to the holders (other than First Horizon and its affiliates) of IBKC Common Stock. Neither of such opinion has been amended or rescinded as of the date of this Agreement.

3.24    IBKC Information. The information relating to IBKC and its Subsidiaries that is provided in writing by IBKC or its Subsidiaries or their respective representatives specifically for inclusion in the Joint Proxy Statement and the S-4, or in any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Joint Proxy Statement relating to IBKC or any of its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The portion of the S-4 relating to IBKC or any of its Subsidiaries will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

3.25    Loan Portfolio.

(a)    As of the date hereof, except as set forth in Section 3.25(a) of the IBKC Disclosure Schedule, neither IBKC nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which IBKC or any Subsidiary of IBKC is a creditor that, as of September 30, 2019, had an outstanding balance of $5,000,000 or more and under the terms of which the obligor was, as of September 30, 2019, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 3.25(a) of the IBKC Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of IBKC and its Subsidiaries that, as of September 30, 2019, had an outstanding balance of $5,000,000 and were classified by IBKC as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category, and (B) each asset of IBKC or any of its Subsidiaries that, as of September 30, 2019, is classified as “Other Real Estate Owned” and the book value thereof.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC, each Loan of IBKC or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of IBKC and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on IBKC, each outstanding Loan of IBKC or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of IBKC and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

3.26    Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on IBKC, (a) IBKC and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of IBKC reasonably has determined to be prudent and consistent with industry practice, and IBKC and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of current or former officers, directors and employees of IBKC and its Subsidiaries, IBKC or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by IBKC or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy, and (e) neither IBKC nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

3.27    Investment Advisor Subsidiaries.

(a)    IBKC has certain Subsidiaries that are registered, licensed or qualified, or are required to be registered, licensed or qualified, in connection with the provision of investment management, investment advisory or sub-advisory services (each such Subsidiary, an “IBKC Advisory Subsidiary”). Each IBKC Advisory Subsidiary is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2017 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except, in each case, as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on IBKC.

(b)    The accounts of each advisory client of IBKC or its Subsidiaries, for purposes of the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), that are subject to ERISA have been managed by the applicable IBKC Advisory Subsidiary in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on IBKC.

(c)    None of the IBKC Advisory Subsidiaries nor any person “associated” (as defined in the Investment Advisers Act) with any IBKC Advisory Subsidiaries is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on IBKC.

3.28    Insurance Subsidiaries.

(a)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on IBKC, (i) since January 1, 2017, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of any IBKC Subsidiary (“IBKC Agent”) wrote, sold, produced, managed, administered or procured business for an IBKC Subsidiary, such IBKC Agent was, at the time the IBKC Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no IBKC Agent has been since January 1, 2017, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such IBKC Agent’s writing, sale, management, administration or production of insurance business for any IBKC Insurance Subsidiary (as defined below), and (iii) each IBKC Agent was appointed by IBKC or an IBKC Insurance Subsidiary in compliance with applicable insurance laws, rules and regulations and all processes and procedures undertaken with respect to such IBKC Agent were undertaken in compliance with applicable insurance laws, rules and regulations. “IBKC Insurance Subsidiary” means each Subsidiary of IBKC through which insurance operations is conducted.

(b)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on IBKC, (i) since January 1, 2017, IBKC and the IBKC Insurance Subsidiaries have made all required notices, submissions, reports or other filings under applicable insurance holding company statutes, (ii) all contracts, agreements, arrangements and transactions in effect between any IBKC Insurance Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes, and (iii) each IBKC Insurance Subsidiary has operated and otherwise been in compliance with all applicable insurance laws, rules and regulations.

3.29    Broker-Dealer Subsidiaries.

(a)    IBKC has certain Subsidiaries that are registered, licensed or qualified, or are required to be registered, licensed or qualified, as a broker-dealer in accordance with any regulatory or legal requirement applicable to such IBKC Subsidiary (each, an “IBKC Broker-Dealer Subsidiary”). Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on IBKC: (i) each IBKC Broker-Dealer Subsidiary is duly registered under the Exchange Act as a broker-dealer with the SEC and is in compliance with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof; (ii) each IBKC Broker-Dealer Subsidiary is a member in good standing with FINRA and any other applicable SRO and in compliance with all applicable rules and regulations of FINRA and any such SRO of which it is a member or which otherwise has authority over it; (iii) each IBKC Broker-Dealer Subsidiary (and each registered representative thereof) is duly registered, licensed or qualified as a broker-dealer or registered representative, as applicable, under, and in compliance with, the applicable laws of all jurisdictions in which it is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing; and (iv) there is no action, suit, proceeding or investigation pending or, to the knowledge of IBKC, threatened that would reasonably be likely to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications.

(b)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on IBKC, (i) none of the IBKC Broker-Dealer Subsidiaries nor any “associated person” thereof (A) is or has been ineligible to serve as a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act, (B) is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, or (C) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any IBKC Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (ii) there is no action, suit, proceeding or investigation pending or, to the knowledge of IBKC, threatened, that is reasonably likely to result in any such person being deemed ineligible as described in clause (A), subject to a “statutory disqualification” as described in clause (B) or subject to a disqualification as described in clause (C).

3.30    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by IBKC in this Article III, neither IBKC nor any other person makes any express or implied representation or warranty with respect to IBKC, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and IBKC hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither IBKC nor any other person makes or has made any representation or warranty to First Horizon or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to IBKC, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by IBKC in this Article III, any oral or written information presented to First Horizon or any of its affiliates or representatives in the course of their due diligence investigation of IBKC, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    IBKC acknowledges and agrees that neither First Horizon nor any other person on behalf of First Horizon has made or is making, and IBKC has not relied upon, any express or implied representation or warranty other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF FIRST HORIZON

Except (a) as disclosed in the disclosure schedule delivered by First Horizon to IBKC concurrently herewith (the “First Horizon Disclosure Schedule”) (it being understood that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the First Horizon Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by First Horizon that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to have a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced, and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections), or (b) as disclosed in any First Horizon Reports filed with or furnished to the SEC by First Horizon since December 31, 2016, and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), First Horizon hereby represents and warrants to IBKC as follows:

4.1    Corporate Organization.

(a)    First Horizon is a corporation duly organized, validly existing and in good standing under the laws of the State of Tennessee, is a bank holding company duly registered under the BHC Act and has elected to be treated as a financial holding company under the BHC Act. First Horizon has the corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted in all material respects. First Horizon is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Horizon. True and complete copies of the restated charter of First Horizon (the “First Horizon Charter”) and the amended and restated bylaws of First Horizon (the “First Horizon Bylaws”), in each case, as in effect as of the date of this Agreement, have previously been made available by First Horizon to IBKC.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Horizon, each Subsidiary of First Horizon (a “First Horizon Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership, leasing or operation of property or the conduct of its business requires it to be so licensed or qualified or in good standing and (iii) has all requisite corporate power and authority to own, lease or operate its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of First Horizon or any Subsidiary of First Horizon to pay dividends or distributions except, in the case of First Horizon or a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. First Horizon Bank is the only depositary institution Subsidiary of First Horizon, and the deposit accounts of First Horizon Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Bank Merger Act) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the First Horizon Disclosure Schedule sets forth a true, correct and complete list of all Subsidiaries of First Horizon as of the date hereof. There is no person whose results of operations, cash flows, changes in shareholders’ equity or financial position are consolidated in the financial statements of First Horizon other than the First Horizon Subsidiaries.

4.2    Capitalization.

(a)    The authorized capital stock of First Horizon consists of 400,000,000 shares of First Horizon Common Stock, and 5,000,000 shares of preferred stock, no par value. As of October 31, 2019, there were (i) 311,183,637 shares of First Horizon Common Stock issued and outstanding, including 276,760 shares of First Horizon Common Stock granted in respect of outstanding First Horizon Common Stock subject to vesting, repurchase or other lapse restriction (a “First Horizon Restricted Stock Award”); (ii) 5,016,539 shares of First Horizon Common Stock reserved for issuance upon the exercise of outstanding First Horizon Stock Options; (iii) 2,969,812 shares of First Horizon Common Stock reserved for issuance upon the settlement of outstanding restricted stock unit awards in respect of shares of First Horizon Common Stock (a “First Horizon RSU Award”); (iv) 918,315 shares of First Horizon Common Stock (assuming performance goals are satisfied at the target level) or 1,299,854 shares of First Horizon Common Stock (assuming performance goals are satisfied at the maximum level) reserved for issuance upon the settlement of outstanding performance unit awards in respect of shares of First Horizon Common Stock (each, a “First Horizon PSU Award”); (v) 392,579 shares of First Horizon Common Stock reserved for issuance upon the settlement of vested First Horizon PSU Awards for which applicable performance goals have been met, following the lapse of an applicable two-year holding period; (vi) 277,200 shares of First Horizon Common Stock reserved for issuance upon the settlement of outstanding deferred stock unit awards in respect of First Horizon Common Stock (a “First Horizon DSU Award”); and (vii) 1,000 shares of preferred stock, which have been designated as Non-Cumulative Perpetual Preferred Stock, Series A, issued and outstanding (the “First Horizon Preferred Stock”). As of the date of this Agreement, except as set forth in the immediately preceding two sentences, for changes since October 31, 2019 resulting from the exercise, vesting or settlement of any First Horizon Stock Options, the First Horizon Restricted Stock Awards, First Horizon RSU Awards, First Horizon PSU Awards and First Horizon DSU Awards (collectively, “First Horizon Equity Awards”) described in the immediately preceding two sentences and 6,727,875 shares of First Horizon Common Stock reserved for issuance pursuant to future grants under the First Horizon equity incentive plans, there are no shares of capital stock or other voting securities or equity interests of First Horizon issued, reserved for issuance or outstanding. All of the issued and outstanding shares of First Horizon Common Stock and First Horizon Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. First Horizon is current on all dividends payable on the outstanding shares of First Horizon Preferred Stock, and has complied in all material respects with terms and conditions thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of First Horizon may vote. Other than First Horizon Equity Awards and First Horizon Preferred Stock, issued prior to the date of this Agreement as described in this Section 4.2(a), as of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, deferral units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, shares of capital stock or other voting or equity securities of or ownership interest in First Horizon, or contracts, commitments, understandings or arrangements by which First Horizon may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in First Horizon or that otherwise obligate First Horizon to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing (collectively, “First Horizon Securities”). Other than the First Horizon Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of First Horizon or any of its Subsidiaries) are outstanding. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which First Horizon or any of its Subsidiaries is a party with respect to the voting or transfer of First Horizon Common Stock, capital stock or other voting or equity securities or ownership interests of First Horizon or granting any shareholder or other person any registration rights.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Horizon, First Horizon owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the First Horizon Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Subsidiaries that are depository institutions, as provided under any provision of applicable state law comparable to 12 U.S.C. § 55) and free of preemptive rights, with no personal liability attaching to the ownership thereof.

4.3    Authority; No Violation.

(a)    First Horizon has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of First Horizon. The Board of Directors of First Horizon has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of First Horizon and its shareholders, has adopted and approved this Agreement and the transactions contemplated hereby (including the Merger), and has directed that this Agreement and the amendment of the First Horizon Charter to effect an increase the number of authorized shares of First Horizon Common Stock from 400,000,000 to 700,000,000 (the “First Horizon Charter Amendment”) be submitted to First Horizon’s shareholders, for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement and the approval of the First Horizon Charter Amendment, in each case, by the affirmative vote of a majority of all the votes entitled to be cast on such matter by the holders of First Horizon Common Stock (the “Requisite First Horizon Vote”), and subject to the adoption and approval of the Bank Merger Agreement by First Horizon as First Horizon Bank’s sole voting shareholder, no other corporate proceedings on the part of First Horizon are necessary to approve this Agreement or to consummate the transactions contemplated hereby (other than the submission to the shareholders of First Horizon of an advisory (non-binding) vote on the compensation that may be paid or become payable to First Horizon’s named executive officers that is based on or otherwise related to the transactions contemplated by this Agreement). This Agreement has been duly and validly executed and delivered by First Horizon and (assuming due authorization, execution and delivery by IBKC) constitutes a valid and binding obligation of First Horizon, enforceable against First Horizon in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of First Horizon Common Stock and New First Horizon Preferred Stock to be issued in the Merger have been validly authorized (subject to the receipt of the Requisite

First Horizon Vote, the filing of the amendment to the First Horizon Charter as contemplated by Section 6.20 and the filing of Articles of Amendment for the New First Horizon Preferred Stock with the Tennessee Secretary), and when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of First Horizon will have any preemptive right or similar rights in respect thereof.

(b)    Neither the execution and delivery of this Agreement by First Horizon, nor the consummation by First Horizon of the transactions contemplated hereby (including the Merger and the Bank Merger), nor compliance by First Horizon with any of the terms or provisions hereof, will (i) violate any provision of the First Horizon Charter or the First Horizon Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First Horizon or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of First Horizon or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which First Horizon or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations that, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Horizon.

4.4    Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with the NYSE and The NASDAQ Stock Market, LLC, (b) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications, filings and notices, (c) the filing of any required applications, filings and notices, as applicable, with the Federal Reserve Board under the Bank Merger Act, and approval of such applications, filings and notices, (d) the filing of any required applications, filings and notices, as applicable, with the Tennessee Department of Financial Institutions and the Louisiana Office of Financial Institutions, and approval of such applications, filings and notices, (e) the filing of any required applications, filings or notices with FINRA and approval of such applications, filings and notices, (f) those additional applications, filings and notices, if any, listed on Section 3.4 of the IBKC Disclosure Schedule or Section 4.4 of the First Horizon Disclosure Schedule and approval of such applications, filings and notices, (g) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, and the declaration by the SEC of the effectiveness of the S-4, (h) the filing of the Articles of Merger with the Tennessee Secretary pursuant to the TBCA and the Louisiana Secretary pursuant to the LBCA, as applicable, the filing of the Bank Merger Certificates with the applicable Governmental Entities as required by applicable law, and the filing of Articles of Amendment for the New First Horizon Preferred Stock with the Tennessee Secretary, and (i) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of First Horizon Common Stock and

New First Horizon Preferred Stock (or depositary shares in respect thereof) pursuant to this Agreement and the approval of the listing of such First Horizon Common Stock and New First Horizon Preferred Stock (or depositary shares in respect thereof) on the NYSE, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by First Horizon of this Agreement, or (ii) the consummation by First Horizon of the Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, First Horizon has no knowledge of any reason why the necessary regulatory approvals and consents will not be received by First Horizon to permit consummation of the Merger and the Bank Merger on a timely basis.

4.5    Reports. First Horizon and each of its Subsidiaries have timely filed (or furnished) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2017 with any Regulatory Agencies, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, form, correspondence, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Horizon. Subject to Section 9.14, except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of First Horizon and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of First Horizon, investigation into the business or operations of First Horizon or any of its Subsidiaries since January 1, 2017, except where such proceedings or investigations would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon. Subject to Section 9.14, there (i) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of First Horizon or any of its Subsidiaries, and (ii) has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of First Horizon or any of its Subsidiaries since January 1, 2017, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon.

4.6    Financial Statements.

(a)    The financial statements of First Horizon and its Subsidiaries included (or incorporated by reference) in the First Horizon Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of First Horizon and its Subsidiaries in all material respects, (ii) fairly present in all material respects the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of cash flows, consolidated statements of equity and consolidated statements of condition of First Horizon and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. Since December 31, 2016, no independent public accounting firm of First Horizon has resigned (or informed First Horizon that it intends to resign) or been dismissed as independent public accountants of First Horizon as a result of or in connection with any disagreements with First Horizon on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon, neither First Horizon nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of First Horizon included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2019, or in connection with this Agreement and the transactions contemplated hereby.

(c)    The records, systems, controls, data and information of First Horizon and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership of First Horizon or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership that would not reasonably be expected to have a Material Adverse Effect on First Horizon. First Horizon (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to First Horizon, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of First Horizon by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to First Horizon’s outside auditors and the audit committee of First Horizon’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect First Horizon’s ability to record, process, summarize and report financial information, and (ii) to the knowledge of First Horizon, any fraud, whether or not material, that involves management or other employees who have a significant role in First Horizon’s internal controls over financial reporting. To the knowledge of First Horizon, any such disclosures were made in writing by management to First Horizon’s auditors and audit committee. To the knowledge of First Horizon, there is no reason to believe that First Horizon’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)    Since January 1, 2017, (i) neither First Horizon nor any of its Subsidiaries, nor, to the knowledge of First Horizon, any director, officer, auditor, accountant or representative of First Horizon or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of First Horizon or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that First Horizon or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing First Horizon or any of its Subsidiaries, whether or not employed by First Horizon or any of its Subsidiaries, has reported evidence of a material violation of securities laws or banking laws, breach of fiduciary duty or similar violation by First Horizon or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of First Horizon or any committee thereof or the Board of Directors or similar governing body of any First Horizon Subsidiary or any committee thereof, or to the knowledge of First Horizon, to any director or officer of First Horizon or any First Horizon Subsidiary.

4.7    Broker’s Fees. With the exception of the engagement of Morgan Stanley & Co. LLC, neither First Horizon nor any First Horizon Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement. First Horizon has disclosed to IBKC as of the date hereof the aggregate fees provided for in connection with the engagement by First Horizon of Morgan Stanley & Co. LLC related to the Merger and the other transactions contemplated hereunder.

4.8    Absence of Certain Changes or Events.

(a)    Since December 31, 2018, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon.

(b)    Since December 31, 2018 through the date of this Agreement, First Horizon and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9    Legal and Regulatory Proceedings.

(a)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on First Horizon, neither First Horizon nor any of its Subsidiaries is a party to any, and there are no outstanding or pending or, to the knowledge of First Horizon, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against First Horizon or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on First Horizon, there is no injunction, order, judgment, decree, or regulatory restriction imposed upon First Horizon, any of its Subsidiaries or the assets of First Horizon or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Entity or any of its affiliates).

4.10    Taxes and Tax Returns. Each of First Horizon and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects. Neither First Horizon nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of First Horizon and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of First Horizon and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither First Horizon nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect (other than extension or waiver granted in the ordinary course of business). Neither First Horizon nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of First Horizon and its Subsidiaries or the assets of First Horizon and its Subsidiaries. Neither First Horizon nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among First Horizon and its Subsidiaries). Since January 1, 2013, neither First Horizon nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return for which the statute of limitations is open (other than a group the common parent of which was First Horizon), or (B) has any liability for the Taxes of any person (other than First Horizon or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise (other than pursuant to agreements not primarily related to Taxes and entered into in the ordinary course of business consistent with past practice). Neither First Horizon nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither First Horizon nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1).

4.11    Employees.

(a)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon, each First Horizon Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, the term “First Horizon Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all equity, bonus or incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, termination change in control, retention, employment, welfare, insurance, medical, fringe or other benefit plans, programs, agreements, contracts, policies, arrangements or remuneration of any kind with respect to which First Horizon or any Subsidiary or any trade or business of First Horizon or any of its Subsidiaries, whether or not incorporated, all of which together with First Horizon would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “First Horizon ERISA Affiliate”), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by First Horizon or any of its Subsidiaries or any First Horizon ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of First Horizon or any of its Subsidiaries or any First Horizon ERISA Affiliate, excluding, in each case, any Multiemployer Plan.

(b)    First Horizon has made available to IBKC true, correct and complete copies of each material First Horizon Benefit Plan and the following related documents, to the extent applicable: (i) all summary plan descriptions, amendments, modifications or material supplements, (ii) the most recent annual report (Form 5500) filed with the IRS, (iii) the most recently received IRS determination letter, and (iv) the most recently prepared actuarial report.

(c)    The IRS has issued a favorable determination letter or opinion with respect to each First Horizon Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “First Horizon Qualified Plans”) and the related trust, which letter or opinion has not been revoked (nor has revocation been threatened), and, to the knowledge of First Horizon, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any First Horizon Qualified Plan or the related trust.

(d)    Except as would not result in any material liability to First Horizon and its Subsidiaries, taken as a whole, with respect to each First Horizon Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code: (i) the minimum funding standard under Section 302 of ERISA and Sections 412 and 430 of the Code has been satisfied and no waiver of any minimum funding standard or any extension of any amortization period has been requested or granted, (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) the present value of accrued benefits under such First Horizon Benefit Plan, based upon the actuarial assumptions used for funding purposes in the most recent actuarial report prepared by such First Horizon Benefit Plan’s actuary with respect to such First Horizon Benefit Plan, did not, as of its latest valuation date, exceed the then current fair market value of the assets of such First Horizon Benefit Plan allocable to such accrued benefits, (iv) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, (v) all premiums to the PBGC have been timely paid in full, (vi) no liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by First Horizon or any of its Subsidiaries, and (vii) the PBGC has not instituted proceedings to terminate any such First Horizon Benefit Plan.

(e)    None of First Horizon and its Subsidiaries nor any First Horizon ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to a Multiemployer Plan or a Multiple Employer Plan, and none of First Horizon and its Subsidiaries nor any First Horizon ERISA Affiliate has incurred any liability that has not been satisfied to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(f)    Except as would not result in any material liability to First Horizon and its Subsidiaries, taken as a whole, no First Horizon Benefit Plan provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(g)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon, all contributions required to be made to any First Horizon Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any First Horizon Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of First Horizon.

(h)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to First Horizon’s knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against the First Horizon Benefit Plans, any fiduciaries thereof with respect to their duties to the First Horizon Benefit Plans or the assets of any of the trusts under any of the First Horizon Benefit Plans that would reasonably be expected to result in any liability of First Horizon or any of its Subsidiaries in an amount that would be material to First Horizon and its Subsidiaries, taken as a whole.

(i)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon, none of First Horizon and its Subsidiaries nor any First Horizon ERISA Affiliate has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the First Horizon Benefit Plans or their related trusts, First Horizon, any of its Subsidiaries or any First Horizon ERISA Affiliate to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(j)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, the acceleration of vesting, exercisability, funding or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of First Horizon or any of its Subsidiaries, or result in any limitation on the right of First Horizon or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any First Horizon Benefit Plan or related trust on or after the Effective Time. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by First Horizon or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k)    No First Horizon Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code, or otherwise.

(l)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon, there are no pending or, to First Horizon’s knowledge, threatened labor grievances or unfair labor practice claims or charges against First Horizon or any of its Subsidiaries, or any strikes or other labor disputes against First Horizon or any of its Subsidiaries. Neither First Horizon nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of First Horizon or any of its Subsidiaries and, except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon, there are no pending or, to the knowledge of First Horizon, threatened organizing efforts by any union or other group seeking to represent any employees of First Horizon or any of its Subsidiaries. To the knowledge of First Horizon, in the last five years, no allegations of sexual harassment have been made to First Horizon against any individual in his or her capacity as (i) an officer of First Horizon or any of its Subsidiaries, (ii) a member of the Board of Directors of First Horizon, or (iii) an employee of First Horizon or any of its Subsidiaries at a level of executive vice president or above.

4.12    SEC Reports. First Horizon has previously made available to IBKC an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2016 by First Horizon pursuant to the Securities Act or the Exchange Act (the “First Horizon Reports”), and (b) communication mailed by First Horizon to its shareholders since December 31, 2016 and prior to the date hereof, and no such First Horizon Report or communication, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since December 31, 2016, as of their respective dates, all First Horizon Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of First Horizon has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the First Horizon Reports.

4.13    Compliance with Applicable Law.

(a)    First Horizon and each of its Subsidiaries hold, and have at all times since December 31, 2016, held, all licenses, registrations, franchises, certificates, variances, permits charters and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, registration, franchise, certificate, variance, permit, charter or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a

Material Adverse Effect on First Horizon, and to the knowledge of First Horizon, no suspension or cancellation of any such necessary license, registration, franchise, certificate, variance, permit, charter or authorization is threatened.

(b)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Horizon, First Horizon and each of its Subsidiaries have complied with and are not in default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to First Horizon or any of its Subsidiaries, including all laws related to data protection or privacy (including laws relating to the privacy and security of Personal Data), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, Title V of the Gramm-Leach-Bliley Act, any and all sanctions or regulations enforced by the Office of Foreign Assets Control of the United States Department of Treasury and any other law, policy or guideline relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. First Horizon and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance in all material respects by First Horizon and its Subsidiaries with applicable financial recordkeeping and reporting requirements of applicable money laundering prevention laws in jurisdictions where First Horizon and its Subsidiaries conduct business.

(c)    First Horizon Bank has received an Institution Community Reinvestment Act rating of “satisfactory” or better in its most recently completed Community Reinvestment Act examination.

(d)    First Horizon maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality and security of all Personal Data against any Security Breach. To the knowledge of First Horizon, First Horizon has not experienced any Security Breach that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Horizon. To the knowledge of First Horizon, there are no data security or other technological vulnerabilities with respect to its information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on First Horizon.

(e)    Without limitation, none of First Horizon, or any of its Subsidiaries, or to the knowledge of First Horizon, any director, officer, employee, agent or other person acting on behalf of First Horizon or any of its Subsidiaries has, directly or indirectly, (i) used any funds of First Horizon or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of First Horizon or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of First Horizon or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of First Horizon or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business, to obtain special concessions for First Horizon or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for First Horizon or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f)    As of the date hereof, each of First Horizon and First Horizon Bank is “well-capitalized” (as such term is defined in the relevant regulation of the institution’s primary federal regulator).

(g)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Horizon, (i) First Horizon and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of First Horizon, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

4.14    Certain Contracts.

(a)    Except as set forth in Section 4.14(a) of the First Horizon Disclosure Schedule or as filed with any First Horizon Reports, as of the date hereof, neither First Horizon nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral), but excluding any First Horizon Benefit Plan:

(i)    which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)    which contains a provision that materially restricts the conduct of any line of business by First Horizon or any of its Subsidiaries or upon consummation of the Merger will materially restrict the ability of the Surviving Entity or any of its affiliates to engage in any line of business or in any geographic region;

(iii)    which is a collective bargaining agreement or similar agreement with any labor organization;

(iv)    any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite First Horizon Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Horizon;

(v)    (A) that relates to the incurrence of indebtedness by First Horizon or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case, incurred in the ordinary course of business consistent with past practice), or (B) that provides for the guarantee, support, indemnification, assumption or endorsement by First Horizon or any of its Subsidiaries of, or any similar commitment by First Horizon or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in the principal amount of $25,000,000 or more, but, in each case, excluding any indebtedness disclosed in any First Horizon Report(s) filed since January 1, 2019 or entered into in the ordinary course of business;

(vi)    that grants any material right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of First Horizon or its Subsidiaries, taken as a whole;

(vii)    which creates future payment obligations in excess of $5,000,000 per annum (other than any such contracts which are terminable by First Horizon or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), other than with respect to indebtedness disclosed in any First Horizon Report(s) filed since January 1, 2019 or leases or other agreements entered into in the ordinary course of business;

(viii)    that is a settlement, consent or similar agreement and contains any material continuing obligations of First Horizon or any of its Subsidiaries; or

(ix)    that relates to the acquisition or disposition of any person, business or asset and under which First Horizon or its Subsidiaries have or may have a material obligation or liability.

Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the First Horizon Disclosure Schedule, is referred to herein as a “First Horizon Contract.” First Horizon has made available to IBKC true, correct and complete copies of each First Horizon Contract in effect as of the date hereof.

(b)    (i) Each First Horizon Contract is valid and binding on First Horizon or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Horizon, (ii) First Horizon and each of its Subsidiaries have in all material respects complied with and performed all obligations required to be complied with or performed by any of them to date under each First Horizon Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Horizon, (iii) to the knowledge of First Horizon, each third-party counterparty to each First Horizon Contract has in all material respects complied with and performed all obligations required to be complied with and performed by it to date under such First Horizon Contract, except where such noncompliance or nonperformance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Horizon, (iv) neither First Horizon nor any of its Subsidiaries has knowledge of, or has received notice of, any violation of any First Horizon Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon, and (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material breach or default on the part of First Horizon or any of its Subsidiaries or, to the knowledge of First Horizon, any other party thereto, of or under any such First Horizon Contract, except where such breach or default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Horizon.

4.15    Agreements with Regulatory Agencies. Subject to Section 9.14, neither First Horizon nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2017, a recipient of any supervisory letter from, or since January 1, 2017, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the First Horizon Disclosure Schedule, a “First Horizon Regulatory Agreement”), nor has First Horizon or any of its Subsidiaries been advised in writing, or to First Horizon’s knowledge, orally, since January 1, 2017, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such First Horizon Regulatory Agreement.

4.16    Environmental Matters. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon, First Horizon and its Subsidiaries are in compliance, and have complied since December 31, 2016, with all Environmental Laws. There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of First Horizon, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on First Horizon or any of its Subsidiaries of any liability or obligation arising under any Environmental Law pending or threatened against First Horizon, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon. To the knowledge of First Horizon, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon. First Horizon is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, Governmental Entity, Regulatory Agency or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon.

4.17    Investment Securities and Commodities. Each of First Horizon and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to First Horizon’s business on a consolidated basis, free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of First Horizon or its Subsidiaries. Such securities and commodities are valued on the books of First Horizon in accordance with GAAP in all material respects.

4.18    Real Property. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Horizon, First Horizon or a First Horizon Subsidiary (a) has good and marketable title to all the real property reflected in the latest audited balance sheet included in the First Horizon Reports as being owned by First Horizon or a First Horizon Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “First Horizon Owned Properties”), free and clear of all Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such First Horizon Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (such leasehold estates, collectively with the First Horizon Owned Properties, the “First Horizon Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of First Horizon, the lessor. There are no pending or, to the knowledge of First Horizon, threatened condemnation proceedings against the First Horizon Real Property.

4.19    Intellectual Property. First Horizon and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon: (a) (i) to the knowledge of First Horizon, the use of any Intellectual Property by First Horizon and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which First Horizon or any First Horizon Subsidiary acquired the right to use any Intellectual Property, and (ii) no person has asserted in writing to First Horizon that First Horizon or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) to the knowledge of First Horizon, no person is challenging, infringing on or otherwise violating any right of First Horizon or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to First Horizon or its Subsidiaries, and (c) neither First Horizon nor any First Horizon Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by First Horizon or any First Horizon Subsidiary, and First Horizon and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by First Horizon and its Subsidiaries.

4.20    Related Party Transactions. As of the date hereof, except as set forth in any First Horizon Reports, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between First Horizon or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of First Horizon or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the outstanding First Horizon Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of First Horizon) on the other hand, of the type required to be reported in any First Horizon Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.21    State Takeover Laws. The Board of Directors of First Horizon has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable Takeover Statutes. In accordance with Section 48-23-102 of the TBCA, no appraisal or dissenters’ rights will be available to the holders of First Horizon Common Stock or First Horizon Preferred Stock in connection with the Merger.

4.22    Reorganization. First Horizon has not taken any action and has no knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.23    Opinion. Prior to the execution of this Agreement, First Horizon has received an opinion (which if initially rendered orally, has been or will be confirmed by written opinion of the same date) from Morgan Stanley & Co. LLC, to the effect that as of the date thereof and subject to the various assumptions made, procedures followed, matters considered, and the qualifications and limitations on the scope of review undertaken by Morgan Stanley & Co. LLC as set forth in its written opinion, the Exchange Ratio in the Merger is fair from a financial point of view to First Horizon. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.24    First Horizon Information. The information relating to First Horizon and its Subsidiaries to be contained in the Joint Proxy Statement and the S-4, and the information relating to First Horizon and its Subsidiaries that is provided in writing by First Horizon or its representatives specifically for inclusion in any other document filed with any other Regulatory Agency or Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to IBKC or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to IBKC or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.25    Loan Portfolio.

(a)    As of the date hereof, except as set forth in Section 4.25(a) of the First Horizon Disclosure Schedule, neither First Horizon nor any of its Subsidiaries is a party to any written or oral Loan in which First Horizon or any Subsidiary of First Horizon is a creditor that, as of September 30, 2019, had an outstanding balance of $5,000,000 or more and under the terms of which the obligor was, as of September 30, 2019, over ninety (90) days or more delinquent in payment of principal or interest. Set forth in Section 4.25(a) of the First Horizon Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of First Horizon and its Subsidiaries that, as of September 30, 2019, had an outstanding balance of $5,000,000 and were classified by First Horizon as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category, and (B) each asset of First Horizon or any of its Subsidiaries that, as of September 30, 2019, is classified as “Other Real Estate Owned” and the book value thereof.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon, each Loan of First Horizon or any of its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of First Horizon and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Horizon, each outstanding Loan of First Horizon or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of First Horizon and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

4.26    Insurance. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Horizon, (a) First Horizon and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of First Horizon reasonably has determined to be prudent and consistent with industry practice, and First Horizon and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of current or former officers, directors and employees of First Horizon and its Subsidiaries, First Horizon or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by First Horizon or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy, and (e) neither First Horizon nor any of its Subsidiaries has received notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.

4.27    Investment Advisor Subsidiaries.

(a)    First Horizon and certain of its Subsidiaries are registered, licensed or qualified, or are required to be registered, licensed or qualified, in connection with the provision of investment management, investment advisory or sub-advisory services (First Horizon and each such Subsidiary, a “First Horizon Advisory Subsidiary”). Each First Horizon Advisory Subsidiary is registered as an investment adviser under the Investment Advisers Act and has operated since January 1, 2017 and is currently operating in compliance with all laws applicable to it or its business and has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except, in each case, as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Horizon.

(b)    The accounts of each advisory client of First Horizon or its Subsidiaries, for purposes of the Investment Advisers Act, that are subject to ERISA have been managed by the applicable First Horizon Advisory Subsidiary in compliance with the applicable requirements of ERISA, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Horizon.

(c)    None of the First Horizon Advisory Subsidiaries nor any person “associated” (as defined in the Investment Advisers Act) with any First Horizon Advisory Subsidiaries is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on First Horizon.

4.28    Insurance Subsidiaries.

(a)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on First Horizon, (i) since January 1, 2017, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee or other person authorized to sell, produce, manage or administer products on behalf of any First Horizon Subsidiary (“First Horizon Agent”) wrote, sold, produced, managed, administered or procured business for a First Horizon Subsidiary, such First Horizon Agent was, at the time the First Horizon Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced to the extent required by applicable law, (ii) no First Horizon Agent has been since January 1, 2017, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation) of any law, rule or regulation applicable to such First Horizon Agent’s writing, sale, management, administration or production of insurance business for any First Horizon Insurance Subsidiary (as defined below), and (iii) each First Horizon Agent was appointed by First Horizon or a First Horizon Insurance Subsidiary in compliance with applicable insurance laws, rules and regulations and all processes and procedures undertaken with respect to such First Horizon Agent were undertaken in compliance with applicable insurance laws, rules and regulations. “First Horizon Insurance Subsidiary” means each Subsidiary of First Horizon through which insurance operations is conducted.

(b)    Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on First Horizon, (i) since January 1, 2017, First Horizon and the First Horizon Insurance Subsidiaries have made all required notices, submissions, reports or other filings under applicable insurance holding company statutes, (ii) all contracts, agreements, arrangements and transactions in effect between any First Horizon Insurance Subsidiary and any affiliate are in compliance in all material respects with the requirements of all applicable insurance holding company statutes, and (iii) each First Horizon Insurance Subsidiary has operated and otherwise been in compliance with all applicable insurance laws, rules and regulations.

4.29    Broker-Dealer Subsidiaries.

(a)    First Horizon has certain Subsidiaries that are registered, licensed or qualified, or are required to be registered, licensed or qualified, as a broker-dealer in accordance with any regulatory or legal requirement applicable to such First Horizon Subsidiary (each, a “First Horizon Broker-Dealer Subsidiary”). Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on First Horizon: (i) each First Horizon Broker-Dealer Subsidiary is duly registered under the Exchange Act as a broker-dealer with the SEC and is in compliance with the applicable provisions of the Exchange Act, including the net capital requirements and customer protection requirements thereof; (ii) each First Horizon Broker-Dealer Subsidiary is a member in good standing with FINRA and any other applicable SRO and in compliance with all applicable rules and regulations of FINRA and any such SRO of which it is a member or which otherwise has authority over it; (iii) each First Horizon Broker-Dealer Subsidiary (and each registered representative thereof) is duly registered, licensed or qualified as a broker-dealer or registered representative, as applicable, under, and in compliance with, the applicable laws of all jurisdictions in which it is required to be so registered and each such registration, license or qualification is in full force and effect and in good standing; and (iv) there is no action, suit, proceeding or investigation pending or, to the knowledge of First Horizon, threatened that would reasonably be likely to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses and qualifications.

(b)    Except as would not reasonably be expected to, either individually or in the aggregate, have a Material Adverse Effect on First Horizon, (i) none of the First Horizon Broker-Dealer Subsidiaries nor any “associated person” thereof (A) is or has been ineligible to serve as a broker-dealer or an associated person of a broker-dealer under Section 15(b) of the Exchange Act, (B) is subject to a “statutory disqualification” as defined in Section 3(a)(39) of the Exchange Act, or (C) is subject to a disqualification that would be a basis for censure, limitations on the activities, functions or operations of, or suspension or revocation of the registration of any First Horizon Broker-Dealer Subsidiary as broker-dealer, municipal securities dealer, government securities broker or government securities dealer under Section 15, Section 15B or Section 15C of the Exchange Act, and (ii) there is no action, suit, proceeding or investigation pending or, to the knowledge of First Horizon, threatened, that is reasonably likely to result in any such person being deemed ineligible as described in clause (A), subject to a “statutory disqualification” as described in clause (B) or subject to a disqualification as described in clause (C).

4.30    No Other Representations or Warranties.

(a)    Except for the representations and warranties made by First Horizon in this Article IV, neither First Horizon nor any other person makes any express or implied representation or warranty with respect to First Horizon, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and First Horizon hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither First Horizon nor any other person makes or has made any representation or warranty to IBKC or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to First Horizon, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by First Horizon in this Article IV, any oral or written information presented to IBKC or any of its affiliates or representatives in the course of their due diligence investigation of First Horizon, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    First Horizon acknowledges and agrees that neither IBKC nor any other person on behalf of IBKC has made or is making, and First Horizon has not relied upon, any express or implied representation or warranty other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the IBKC Disclosure Schedule or the First Horizon Disclosure Schedule), required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of First Horizon and IBKC shall, and shall cause each of its respective Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or delay the ability of either First Horizon or IBKC to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

5.2    Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the First Horizon Disclosure Schedule or the IBKC Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, neither First Horizon nor IBKC shall, and neither First Horizon nor IBKC shall permit any of their respective Subsidiaries to, without the prior written consent of the other party to this Agreement (such consent not to be unreasonably withheld, conditioned or delayed):

(a)    other than (i) federal funds borrowings and Federal Home Loan Bank borrowings, in each case, with a maturity not in excess of six (6) months, and (ii) deposits, in each case, in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of IBKC or any of its wholly-owned Subsidiaries to IBKC or any of its wholly-owned Subsidiaries, on the one hand, or of First Horizon or any of its wholly-owned Subsidiaries to First Horizon or any of its wholly-owned Subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall include the creation of deposit liabilities, issuances of letters of credit, purchases of federal funds, borrowings from the Federal Home Loan Bank, sales of certificates of deposits, and entry into repurchase agreements, in each case, on terms and in amounts consistent with past practice);

(b)        (i)    adjust, split, combine or reclassify any capital stock;

(ii)    make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, including any IBKC Securities or any securities of any IBKC Subsidiary, in the case of IBKC, or any First Horizon Securities or any securities of any First Horizon Subsidiary, in the case of First Horizon, except, in each case, (A) regular quarterly cash dividends by IBKC at a rate not in excess of $0.45 per share of IBKC Common Stock, (B) regular quarterly cash dividends by First Horizon at a rate not in excess of $0.14 per share of First Horizon Common Stock, (C) dividends paid by any of the Subsidiaries of each of First Horizon and IBKC to First Horizon or IBKC or any of their wholly-owned Subsidiaries, respectively, (D) in the case of IBKC, dividends provided for and paid on IBKC Preferred Stock in accordance with the terms of such IBKC Preferred Stock, (E) in the case of First Horizon, dividends provided for and paid on shares of First Horizon Preferred Stock in accordance with the terms of the First Horizon Preferred Stock, (F) in the case of First Horizon Bank, dividends provided for and paid on shares of preferred stock of First Horizon Bank in accordance with the terms thereof, or (G) the acceptance of shares of IBKC Common Stock or First Horizon Common Stock, as the case may be, as payment for the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

(iii)    grant any stock options, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any IBKC Securities or any securities of any IBKC Subsidiary, in the case of IBKC, or First Horizon Securities or any securities of any First Horizon Subsidiary, in the case of First Horizon; or

(iv)    issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any IBKC Securities or any securities of any IBKC Subsidiary, in the case of IBKC, or any First Horizon Securities or any securities of any First Horizon Subsidiary, in the case of First Horizon, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any IBKC Securities or any securities of any IBKC Subsidiary, in the case of IBKC, or any First Horizon Securities or any securities of any First Horizon Subsidiary, in the case of First Horizon, except pursuant to the exercise of stock options or the settlement of equity compensation awards in accordance with their terms;

(c)    sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case, other than in the ordinary course of business or pursuant to contracts or agreements in force at the date of this Agreement;

(d)    except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned Subsidiary of IBKC or First Horizon, as applicable;

(e)    in each case, except for transactions in the ordinary course of business, terminate, materially amend, or waive any material provision of, any IBKC Contract or First Horizon Contract, as the case may be, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to IBKC or First Horizon, as the case may be, or enter into any contract that would constitute an IBKC Contract or First Horizon Contract, as the case may be, if it were in effect on the date of this Agreement;

(f)    except as required under applicable law or the terms of any IBKC Benefit Plan or First Horizon Benefit Plan existing as of the date hereof, as applicable, (i) enter into, establish, adopt, amend or terminate any IBKC Benefit Plan or First Horizon Benefit Plan, or any arrangement that would be an IBKC Benefit Plan or a First Horizon Benefit Plan if in effect on the date hereof, other than (x) in the ordinary course of business consistent with past practice, and (y) as would not reasonably be expected to materially increase the cost of benefits under any IBKC Benefit Plan, First Horizon Benefit Plan, IBKC Contract or First Horizon Contract, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, officer, director or individual consultant, other than increases to current employees and officers (x) in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees, (y) in the ordinary course of business consistent with past practice, or (z) the payment of incentive compensation for completed performance periods based upon corporate performance, the performance of such employee and, if applicable, such employee’s business, (iii) accelerate the vesting of any equity-based awards or other compensation, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, other than entry into retention agreements or arrangements not related to the transactions contemplated by this Agreement with employees at or below the level of senior vice president in the ordinary course of business consistent with past practice, (v) fund any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any IBKC Benefit Plan, First Horizon Benefit Plan, IBKC Contract or First Horizon Contract, as the case may be, (vi) terminate the employment or services of any “executive officer” (as defined in Rule 3b-7 promulgated under the Exchange Act), other than for cause, or (vii) hire any “executive officer” (as defined in Rule 3b-7 promulgated under the Exchange Act) (other than as a replacement hire receiving substantially similar terms of employment);

(g)    settle any material claim, suit, action or proceeding, except involving solely monetary remedies in an amount, individually and in the aggregate, that is not material to IBKC or First Horizon, as applicable, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Entity after consummation of the Merger;

(h)    take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(i)    amend its charter, its bylaws or comparable governing documents of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC;

(j)    other than in prior consultation with the other party to this Agreement, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(k)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;

(l)    enter into any new line of business or, other than in the ordinary course of business consistent with past practice, change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;

(m)    make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;

(n)    merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;

(o)    take any action that is intended or expected to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.2 not being satisfied, except as may be required by applicable law; or

(p)    agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    Promptly after the date of this Agreement, First Horizon and IBKC shall prepare and file with the SEC the Joint Proxy Statement, and First Horizon shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. First Horizon and IBKC, as applicable, shall use reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement. Each of First Horizon and IBKC shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filings and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and First Horizon and IBKC shall thereafter as promptly as practicable mail or deliver the Joint Proxy Statement to their respective shareholders. First Horizon shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and IBKC shall furnish all information concerning IBKC and the holders of IBKC Common Stock as may be reasonably requested in connection with any such action.

(b)    The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within forty-five (45) days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Regulatory Agencies and Governmental Entities. First Horizon and IBKC shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case, subject to applicable laws relating to the exchange of information, all the information relating to IBKC or First Horizon, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to obtaining all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated in this Agreement, and each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and provided, that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity in connection with or affecting the transactions contemplated by this Agreement which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and subject to applicable law and Section 9.14. As used in this Agreement, the term “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, orders and approvals (and the expiration or termination of all statutory waiting periods in respect thereof) (i) from the Federal Reserve Board (in respect of the Merger and the Bank Merger), the Tennessee Department of Financial Institutions and the Louisiana Office of Financial Institutions, or (ii) referred to in Section 3.4 or Section 4.4 that are necessary to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), except for any such authorizations, consents, orders or approvals the failure of which to be obtained would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Surviving Entity.

(c)    In furtherance and not in limitation of the foregoing, each party shall use its reasonable best efforts to avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require First Horizon or IBKC or any of their respective Subsidiaries, and neither First Horizon nor IBKC nor any of their respective Subsidiaries shall be permitted (without the prior written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Entities that would reasonably be expected to have a Material Adverse Effect on the Surviving Entity and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).

(d)    First Horizon and IBKC shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of First Horizon, IBKC or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e)    First Horizon and IBKC shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, or that the receipt of any such approval will be materially delayed.

6.2    Access to Information; Confidentiality.

(a)    Upon reasonable notice and subject to applicable laws, each of First Horizon and IBKC, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time the conversion or consolidation of systems and business operations generally, and, during such period, each of First Horizon and IBKC shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that First Horizon or IBKC, as the case may be, is not permitted to disclose in accordance with Section 9.14 or otherwise under applicable law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither First Horizon nor IBKC nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of First Horizon’s or IBKC’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    Each of First Horizon and IBKC shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated August 27, 2019, between First Horizon and IBKC (the “Confidentiality Agreement”).

(c)    No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth in this Agreement. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.3    Shareholders’ Approvals. Each of First Horizon and IBKC shall call, give notice of, convene and hold a meeting of its shareholders (the “First Horizon Meeting” and the “IBKC Meeting,” respectively) as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (a) the Requisite First Horizon Vote and the Requisite IBKC Vote, respectively, required in connection with this Agreement and the Merger, and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of IBKC and First Horizon shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date and at the same time, and to set the same record date for each such meeting. Each of First Horizon and IBKC and their respective Boards of Directors shall use its reasonable best efforts to obtain from the shareholders of First Horizon and IBKC, respectively, the Requisite First Horizon Vote and the Requisite IBKC Vote, respectively, including by communicating to the respective shareholders of First Horizon and IBKC its recommendation (and including such recommendation in the Joint Proxy Statement) that, in the case of First Horizon, the shareholders of First Horizon approve this Agreement and the First Horizon Charter Amendment (the “First Horizon Board Recommendation”), and in the case of IBKC, that the shareholders of IBKC approve this Agreement (the “IBKC Board Recommendation”), First Horizon and each of First Horizon and IBKC and their respective Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the First Horizon Board Recommendation, in the case of First Horizon, or the IBKC Board Recommendation, in the case of IBKC, (ii) fail to make the First Horizon Board Recommendation, in the case of First Horizon, or the IBKC Board Recommendation, in the case of IBKC, in the Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal, or (B) reaffirm the First Horizon Board Recommendation, in the case of First Horizon, or the IBKC Board Recommendation, in the case of IBKC, in each case, within ten (10) business days (or such fewer number of days as remains prior to the First Horizon Meeting or the IBKC Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing a “Recommendation Change”). However, subject to Section 8.1 and Section 8.2, if the Board of Directors of First Horizon or IBKC, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the First Horizon Board Recommendation or the IBKC Board Recommendation, as applicable, such Board of Directors may, in the case of First Horizon, prior to the receipt of the Requisite First Horizon Vote, and in the case of IBKC, prior to the receipt of the Requisite IBKC Vote, submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that such Board of Directors may not take any actions under this sentence unless it (A) gives the other party at least three (3) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances), and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the First Horizon Board Recommendation or IBKC Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. First Horizon or IBKC shall adjourn or postpone the First Horizon Meeting or the IBKC Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of First Horizon Common Stock or IBKC Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting IBKC or First Horizon, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite IBKC Vote or the Requisite First Horizon Vote, and subject to the terms and conditions of this Agreement, IBKC or First Horizon, as applicable, shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the Requisite IBKC Vote or Requisite First Horizon Vote, respectively. Notwithstanding anything to the contrary in this Agreement, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, (x) the First Horizon Meeting shall be convened and this Agreement and the First Horizon Charter Amendment shall be submitted to the shareholders of First Horizon at the First Horizon Meeting, and (y) the IBKC Meeting shall be convened and this Agreement shall be submitted to the shareholders of IBKC at the IBKC Meeting, and nothing contained in this Agreement shall be deemed to relieve either First Horizon or IBKC of such obligation.

6.4    Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of First Horizon and IBKC shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by IBKC or First Horizon or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement, and (c) to obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(c), including by executing and delivering representations contained in certificates of officers of First Horizon and IBKC reasonably satisfactory in form and substance to First Horizon’s and IBKC’s counsel.

6.5    Stock Exchange Listing. First Horizon shall cause the shares of First Horizon Common Stock and New First Horizon Preferred Stock (or depositary shares in respect thereof) to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

6.6    Employee Matters.

(a)    From and after the Effective Time, unless otherwise mutually determined by IBKC and First Horizon prior to the Effective Time, First Horizon shall provide generally to employees of IBKC and its Subsidiaries who at the Effective Time become employees of First Horizon or its Subsidiaries (the “Continuing Employees”), employee compensation and benefits under the First Horizon Benefit Plans on terms and conditions that are substantially comparable in the aggregate as those that apply to similarly situated First Horizon employees. Notwithstanding the foregoing, First Horizon and IBKC agree that, during the period commencing at the Effective Time and ending on the eighteen (18)-month anniversary thereof, any continuing employee of First Horizon, IBKC or any of their respective Subsidiaries who is involuntarily terminated during such eighteen (18)-month period will be provided with severance as described in Section 6.6(a) of the First Horizon Disclosure Schedule.

(b)    For purposes of eligibility, participation, vesting and benefit accrual (except not for purposes of benefit accrual under any defined benefit pension plan or to the extent that such credit would result in a duplication of benefits) under the First Horizon Benefit Plans and the IBKC Benefit Plans, service with or credited by First Horizon, IBKC or any of their respective Subsidiaries or predecessors for Continuing Employees or continuing employees of First Horizon or its Subsidiaries shall be treated as service with First Horizon to the same extent that such service was taken into account under the analogous IBKC Benefit Plan or First Horizon Benefit Plan prior to the Effective Time. With respect to any IBKC Benefit Plan or First Horizon Benefit Plan in which any employees of First Horizon or IBKC (or their Subsidiaries) prior to the Effective Time first become eligible to participate on or after the Effective Time, and in which such employees did not participate prior to the Effective Time, First Horizon, IBKC and the Surviving Entity shall: (i) waive all preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous First Horizon Benefit Plan or IBKC Benefit Plan, as the case may be, and (ii) provide each such employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time under a First Horizon Benefit Plan or IBKC Benefit Plan (to the same extent that such credit was given under the analogous IBKC or First Horizon Benefit Plan) in satisfying any applicable deductible or out-of-pocket requirements under any IBKC Benefit Plan or First Horizon Benefit Plan in which such employee first become eligible to participate after the Effective Time.

(c)    The Surviving Entity agrees to honor in accordance with their terms all First Horizon Benefit Plans and IBKC Benefit Plans. IBKC and First Horizon agree that the transactions contemplated by this Agreement shall constitute a “change in control”, “change of control” or other similar concept under any IBKC Benefit Plan, and prior to the Effective Time the Board of Directors of IBKC shall be empowered to take such action as necessary to declare such status under such plans.

(d)    If requested by First Horizon in writing delivered to IBKC not less than ten (10) business days before the Closing Date, the Board of Directors of IBKC (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary or appropriate to terminate the IBKC Banks, Inc. 401(k) Plan (the “IBKC 401(k) Plan”), effective as of the day prior to the Closing Date and contingent upon the occurrence of the Effective Time. If First Horizon requests that the IBKC 401(k) Plan be terminated, (i) IBKC shall provide First Horizon with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable review and comment by First Horizon) not later than two (2) days immediately preceding the Closing Date, and (ii) the Continuing Employees shall be eligible to participate, effective as of the Effective Time, in a 401(k) plan sponsored or maintained by First Horizon or one of its Subsidiaries (the “First Horizon 401(k) Plan”), it being agreed that there shall be no gap in participation in a tax-qualified defined contribution plan. First Horizon and IBKC shall take any and all actions as may be required, including amendments to the IBKC 401(k) Plan and/or the First Horizon 401(k) Plan, to permit the Continuing Employees to make rollover contributions to the First Horizon 401(k) Plan of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in the form of cash, notes (in the case of loans), First Horizon Common Stock or a combination thereof in an amount equal to the full account balance distributed to such employee from the IBKC 401(k) Plan.

(e)    Nothing in this Agreement shall confer upon any employee, officer, director or consultant of First Horizon or IBKC or any of their Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Entity, IBKC, First Horizon or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Entity, IBKC, First Horizon or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of First Horizon or IBKC or any of their Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any IBKC Benefit Plan or First Horizon Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Entity or any of its

Subsidiaries or affiliates to amend, modify or terminate any particular IBKC Benefit Plan or First Horizon Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of First Horizon or IBKC or any of their Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.7    Indemnification; Directors’ and Officers’ Insurance.

(a)    From and after the Effective Time, the Surviving Entity shall indemnify and hold harmless and shall advance expenses as incurred, in each case, to the fullest extent permitted by applicable law, the IBKC Articles, the IBKC Bylaws and the governing or organizational documents of any IBKC Subsidiary, each present and former director, officer or employee of IBKC and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “IBKC Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of, or pertaining to, the fact that such person is or was a director, officer or employee of IBKC or any of its Subsidiaries or is or was serving at the request of IBKC or any of its Subsidiaries as a director or officer of another person and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement; provided, that in the case of advancement of expenses, any IBKC Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such IBKC Indemnified Party is not entitled to indemnification. The Surviving Entity shall reasonably cooperate with the IBKC Indemnified Parties, and the IBKC Indemnified Parties shall reasonably cooperate with the Surviving Entity, in the defense of any such claim, action, suit, proceeding or investigation. Without limiting the indemnification and other rights provided in this clause (a), all rights to indemnification and all limitations on liability existing in favor of the IBKC Indemnified Parties as provided in any indemnification agreement in existence on the date of this Agreement shall survive the Merger and shall continue in full force and effect to the fullest extent permitted by law, and shall be honored by the Surviving Entity and its Subsidiaries or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto.

(b)    For a period of six (6) years after the Effective Time, the Surviving Entity shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance maintained by IBKC (provided, that the Surviving Entity may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured) with respect to claims against the present and former officers and directors of IBKC or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the approval of the transactions contemplated by this Agreement); provided, however, that the Surviving Entity shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current annual premium paid as of the date hereof by IBKC for such insurance (the

“Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Entity shall cause to be maintained policies of insurance which, in the Surviving Entity’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, First Horizon or IBKC, in consultation with, but only upon the consent, of First Horizon, may (and at the request of First Horizon, IBKC shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six (6)-year “tail” policy under IBKC’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c)    The obligations of the Surviving Entity, First Horizon or IBKC under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any IBKC Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected IBKC Indemnified Party or affected person.

(d)    The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each IBKC Indemnified Party and his or her heirs and representatives. If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving entity of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case, the Surviving Entity will cause proper provision to be made so that the successors and assigns of the Surviving Entity will expressly assume the obligations set forth in this Section 6.7.

6.8    Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of First Horizon, on the one hand, and a Subsidiary of IBKC, on the other hand) or to vest the Surviving Entity with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by First Horizon.

6.9    Advice of Changes. First Horizon and IBKC shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on such first party, or (ii) that such first party believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained in this Agreement that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case, unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.10    Dividends. After the date of this Agreement and to the extent permitted under the First Horizon Charter and the IBKC Articles, respectively, each of First Horizon and IBKC shall coordinate with the other the declaration of any dividends in respect of First Horizon Common Stock, First Horizon Preferred Stock, IBKC Common Stock and IBKC Preferred Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of IBKC Common Stock and holders of IBKC Preferred Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of IBKC Common Stock or IBKC Preferred Stock and any shares of First Horizon Common Stock or New First Horizon Preferred Stock any such holder receives in exchange therefor in the Merger.

6.11    Shareholder Litigation. Each party shall give the other party prompt notice of any shareholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and shall give the other party the opportunity to participate (at such other party’s expense) in the defense or settlement of any such litigation. Each party shall give the other a reasonable opportunity to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. No party shall agree to settle any such litigation without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, that the other party shall not be obligated to consent to any settlement which does not include a full release of such other party and its affiliates or which imposes an injunction or other equitable relief after the Effective Time upon the Surviving Entity or any of its affiliates.

6.12    Corporate Governance; Headquarters.

(a)    Prior to the Effective Time, the Board of Directors of First Horizon shall take all actions necessary to adopt the First Horizon Bylaw Amendment effective as of and from and after the Effective Time and to effect the requirements referenced therein. The provisions of Section 3.17 of such bylaws shall also be considered an agreement of the parties in this Agreement mutatis mutandis. Effective as of the Effective Time, in accordance with the First Horizon Bylaw Amendment, the number of directors that will comprise the entire Board of Directors of the Surviving Entity and the entire Board of Directors of First Horizon Bank shall each be seventeen (17). Of the members of the initial Board of Directors of the Surviving Entity as of the Effective Time and of the initial Board of Directors of First Horizon Bank as of the Bank Merger Effective Time, one shall be the Chief Executive Officer of First Horizon as of immediately prior to the Effective Time, one shall be the Chief Executive Officer of IBKC as of immediately prior to the Effective Time, eight (8) shall be other members of the Board of Directors of First Horizon as of immediately prior to the Effective Time, designated by First Horizon, and seven (7) shall be other members of the Board of Directors of IBKC as of immediately prior to the Effective Time, designated by IBKC. It is the objective of First Horizon and IBKC that, over time and subject to Section 3.17 of the First Horizon Bylaw Amendment, the size of the Board of Directors of the Surviving Entity and of First Horizon Bank will be reduced.

(b)    In accordance with, and to the extent provided in, the First Horizon Bylaw Amendment: (i) effective as of the Effective Time, Mr. D. Bryan Jordan shall continue to serve as President and Chief Executive Officer of the Surviving Entity and as Chief Executive Officer of First Horizon Bank, and Mr. Daryl Byrd shall become Executive Chairman of the Surviving Entity and First Horizon Bank, (ii) Mr. Jordan shall be the successor to Mr. Byrd as the Chairman of the Surviving Entity and of First Horizon Bank, with such succession to become effective on the date which is two (2) years after the Closing Date or any such earlier date as of which Mr. Byrd ceases for any reason to serve in the position of Executive Chairman of the Surviving Entity or of First Horizon Bank, as applicable (the date of such succession, the “Chairman Succession Date”); and (iii) subject to Mr. Byrd’s death, resignation or disqualification, from the Chairman Succession Date through the date which is five (5) years after the Closing Date, Mr. Byrd shall serve as a senior advisor to the Surviving Entity and to First Horizon Bank.

(c)    As of the Effective Time, the headquarters of the Surviving Entity and First Horizon Bank will be located in Memphis, Tennessee.

(d)    As of the Effective Time, the name of the Surviving Entity will be First Horizon.

(e)    On or prior to the Effective Time, the Board of Directors of First Horizon shall take such actions as are necessary to cause the persons indicated in Exhibit B to be elected or appointed to the offices of the Surviving Entity and First Horizon Bank specified in such Exhibit, with effect as of the Effective Time.

(f)    The bylaws of First Horizon Bank in effect as the Bank Merger Effective Time will be consistent in all respects with the foregoing provisions of this Section 6.12.

6.13    Commitments to the Community

(a)    Prior to the Closing Date, IBKC shall use its reasonable best efforts to establish a new charitable foundation, incorporating the name “Louisiana First Horizon” (the “Foundation”), focused on community support in the State of Louisiana. The initial members of the board of trustees of the Foundation will be selected by the Board of Directors of IBKC and the Board of Directors of First Horizon prior to the Closing Date, with the Board of Directors of First Horizon entitled to select one (1) initial member and the Board of Directors of IBKC entitled to select the remaining initial members. On the Closing Date, the Surviving Entity shall contribute to the Foundation an amount in cash equal to $20,000,000.

(b)    As of the Effective Time, the headquarters for the Surviving Entity’s and First Horizon Bank’s regional banking business will be located in New Orleans, Louisiana.

6.14    Acquisition Proposals.

(a)    Each party agrees that it will not, and will cause each of its Subsidiaries and use its reasonable best efforts to cause its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (except to notify a person that has made or, to the knowledge of such party, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.14), or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (whether written or oral, binding or nonbinding) (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.14) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite First Horizon Vote, in the case or First Horizon, or the Requisite IBKC Vote, in the case of IBKC, a party receives an unsolicited bona fide written Acquisition Proposal, such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have provided such information to the other party to this Agreement and shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement (“Acceptable Confidentiality Agreement”), which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than IBKC or First Horizon, as applicable, with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the material terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received in connection with any such inquiry or Acquisition Proposal, and will keep the other party reasonably apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, with respect to First Horizon or IBKC, as applicable, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its Subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%)

or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of the party.

(b)    Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act or Item 1012(a) of Regulation M-A with respect to an Acquisition Proposal or from making any legally required disclosure to such party’s shareholders; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.15    Public Announcements. IBKC and First Horizon agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.15.

6.16    Change of Method. IBKC and First Horizon shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of IBKC and First Horizon (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of First Horizon Common Stock received by holders of IBKC Common Stock in exchange for each share of IBKC Common Stock, (ii) adversely affect the Tax treatment of IBKC’s shareholders or First Horizon’s shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of IBKC or First Horizon pursuant to this Agreement, or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.1.

6.17    Restructuring Efforts. If either IBKC or First Horizon shall have failed to obtain the Requisite IBKC Vote or the Requisite First Horizon Vote at the duly convened IBKC Meeting or First Horizon Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions provided for in this Agreement (it being understood that neither party shall have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the capital stock of IBKC as provided for in this Agreement, or any term that would adversely affect the tax treatment of the transactions contemplated hereby, in a manner adverse to such party or its shareholders) and/or resubmit this Agreement and the transactions contemplated hereby (or as restructured pursuant to this Section 6.17) to its respective shareholders for approval.

6.18    Takeover Statutes. None of IBKC, First Horizon or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.19    Treatment of IBKC Indebtedness. At and after the Effective Time, First Horizon shall assume the due and punctual performance and observance of the covenants to be performed by IBKC under the indentures set forth on Section 6.19 of the IBKC Disclosure Schedule, and the due and punctual payment of the principal of (and premium, if any) and interest on, the notes governed thereby. In connection therewith, prior to the Effective Time, First Horizon and IBKC shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates or other documents, and the parties hereto shall cooperate and use reasonable best efforts to provide any opinion of counsel to the trustee thereof, required to make such assumption effective as of the Effective Time.

6.20    Amendment of First Horizon Charter. Prior to the Effective Time, subject to the Requisite First Horizon Vote, First Horizon shall amend the First Horizon Charter to effect an increase in the number of authorized shares of First Horizon Common Stock from 400,000,000 to 700,000,000.

6.21    IBKC Series D Preferred Stock. Prior to the Effective Time, IBKC shall use its reasonable best efforts to solicit the consent of the holders of the IBKC Series D Preferred Stock and any other securityholders of IBKC required to either (a) effect an amendment of the terms of the IBKC Series D Preferred Stock, or (b) modify the terms of the First Horizon Series D Preferred Stock, in each case, to extend the Optional Redemption (as defined in Article 4, Section F of the IBKC Articles or the corresponding terms of the First Horizon Series D Preferred Stock, as applicable) to a date which is at least five (5) years from the Closing Date of the Merger. For the avoidance of doubt, the receipt by IBKC of the foregoing consent shall not be a condition to the respective obligations of the parties to effect the Merger.

6.22    Exemption from Liability Under Section 16(b). IBKC and First Horizon agree that, in order to most effectively compensate and retain IBKC Insiders, both prior to and after the Effective Time, it is desirable that IBKC Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of IBKC Common Stock and IBKC Preferred Stock and IBKC PSU Awards into shares of First Horizon Common Stock and New First Horizon Preferred Stock in the Merger and the conversion of IBKC Equity Awards into corresponding First Horizon Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.22. IBKC shall deliver to First Horizon in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of IBKC subject to the reporting requirements of Section 16(a) of the Exchange Act (the “IBKC Insiders”), and the Board of Directors of First Horizon and of IBKC, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of IBKC) any dispositions of IBKC Common Stock, IBKC Preferred Stock or IBKC Equity Awards by the IBKC Insiders, and (in the case of First Horizon) any acquisitions of First Horizon Common Stock, New First Horizon Preferred Stock, or First Horizon Equity Awards by any IBKC Insiders who, immediately following the Merger, will be officers or directors of the Surviving Entity subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case, pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

ARTICLE VII

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approvals. The Requisite First Horizon Vote and the Requisite IBKC Vote shall have been obtained.

(b)    NYSE Listing. The shares of First Horizon Common Stock and New First Horizon Preferred Stock (or depositary shares in respect thereof) that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NYSE, subject to official notice of issuance.

(c)    Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d)    S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued, and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e)    No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

7.2    Conditions to Obligations of First Horizon. The obligation of First Horizon to effect the Merger is also subject to the satisfaction, or waiver by First Horizon, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of IBKC set forth in Section 3.2(a) and Section 3.8(a) (in each case, after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of IBKC set forth in Section 3.1(a), Section 3.1(b) (but only with respect to IBERIABANK), Section 3.2(b) (but only with respect to IBERIABANK), Section 3.3(a) and Section 3.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of IBKC set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on IBKC or the Surviving Entity. First Horizon shall have received a certificate dated as of the Closing Date and signed on behalf of IBKC by the Chief Executive Officer or the Chief Financial Officer of IBKC to the foregoing effect.

(b)    Performance of Obligations of IBKC. IBKC shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date, and First Horizon shall have received a certificate dated as of the Closing Date and signed on behalf of IBKC by the Chief Executive Officer or the Chief Financial Officer of IBKC to such effect.

(c)    Federal Tax Opinion. First Horizon shall have received the opinion of Sullivan & Cromwell LLP (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to First Horizon, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of First Horizon and IBKC, reasonably satisfactory in form and substance to such counsel.

7.3    Conditions to Obligations of IBKC. The obligation of IBKC to effect the Merger is also subject to the satisfaction, or waiver by IBKC, at or prior to the Effective Time of the following conditions:

(a)    Representations and Warranties. The representations and warranties of First Horizon set forth in Section 4.2(a) and Section 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis), in each case, as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of First Horizon set forth in Section 4.1(a), Section 4.1(b) (but only with respect to First Horizon Bank), Section 4.2(b) (but only with respect to First Horizon Bank), Section 4.3(a) and Section 4.7 (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of First Horizon set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on First Horizon. IBKC shall have received a certificate dated as of the Closing Date and signed on behalf of First Horizon by the Chief Executive Officer or the Chief Financial Officer of First Horizon to the foregoing effect.

(b)    Performance of Obligations of First Horizon. First Horizon shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing Date (including compliance with Section 6.20 and the covenant to take all actions necessary to adopt the First Horizon Bylaw Amendment and to effect the requirements referenced therein that are to be effected as of the

Effective Time), and IBKC shall have received a certificate dated as of the Closing Date and signed on behalf of First Horizon by the Chief Executive Officer or the Chief Financial Officer of First Horizon to such effect.

(c)    Federal Tax Opinion. IBKC shall have received the opinion of Simpson Thacher & Bartlett LLP (or other nationally recognized tax counsel), in form and substance reasonably satisfactory to IBKC, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of First Horizon and IBKC, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Requisite IBKC Vote or the Requisite First Horizon Vote:

(a)    by mutual written consent of First Horizon and IBKC;

(b)    by either First Horizon or IBKC if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(c)    by either First Horizon or IBKC if the Merger shall not have been consummated on or before the twelve (12) month anniversary of the date of this Agreement (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;

(d)    by either First Horizon or IBKC (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of IBKC, in the case of a termination by First Horizon, or First Horizon, in the case of a termination by IBKC, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by First Horizon, or Section 7.3, in the case of a termination by IBKC, and which is not cured within forty-five (45) days following written notice to IBKC, in the case of a termination by First Horizon, or First Horizon, in the case of a termination by IBKC, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e)    by IBKC, if (i) First Horizon or the Board of Directors of First Horizon shall have made a Recommendation Change, or (ii) First Horizon or the Board of Directors of First Horizon shall have breached its obligations under Section 6.3 or 6.14 in any material respect; or

(f)    by First Horizon, if (i) IBKC or the Board of Directors of IBKC shall have made a Recommendation Change, or (ii) IBKC or the Board of Directors of IBKC shall have breached its obligations under Section 6.3 or 6.14 in any material respect.

8.2    Effect of Termination.

(a)    In the event of termination of this Agreement by either First Horizon or IBKC as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of First Horizon, IBKC, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b) (Access to Information; Confidentiality), Section 6.15 (Public Announcements), this Section 8.2 and Article IX (other than Section 9.12) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither First Horizon nor IBKC shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement. “Willful and material breach” shall mean a material breach of, or material failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge that such party’s act or failure to act would, or would reasonably be expected to, result in or constitute such breach of or such failure of performance under this Agreement.

(b)    (i)    In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of IBKC or shall have been made directly to the shareholders of IBKC or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the IBKC Meeting) an Acquisition Proposal, in each case, with respect to IBKC, and (A) (x) thereafter this Agreement is terminated by either First Horizon or IBKC pursuant to Section 8.1(c) without the Requisite IBKC Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 were satisfied or were capable of being satisfied prior to such termination), or (y) thereafter this Agreement is terminated by First Horizon pursuant to Section 8.1(d) as a result of a willful and material breach, and (B) prior to the date that is twelve (12) months after the date of such termination, IBKC enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then IBKC shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay First Horizon, by wire transfer of same-day funds, a fee equal to $156,000,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii)    In the event that this Agreement is terminated by First Horizon pursuant to Section 8.1(f), then IBKC shall pay First Horizon, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(c)        (i)    In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Board of Directors or senior management of First Horizon or shall have been made directly to the shareholders of First Horizon or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the First Horizon Meeting) an Acquisition Proposal, in each case, with respect to First Horizon, and (A) (x) thereafter this Agreement is terminated by either First Horizon or IBKC pursuant to Section 8.1(c) without the Requisite First Horizon Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.2 were satisfied or were capable of being satisfied prior to such termination), or (y) thereafter this Agreement is terminated by IBKC pursuant to Section 8.1(d) as a result of a willful and material breach, and (B) prior to the date that is twelve (12) months after the date of such termination, First Horizon enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then First Horizon shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay IBKC the Termination Fee by wire transfer of same-day funds; provided, that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “twenty-five percent (25%)” shall instead refer to “fifty percent (50%).”

(ii)    In the event that this Agreement is terminated by IBKC pursuant to Section 8.1(e), then First Horizon shall pay IBKC, by wire transfer of same-day funds, the Termination Fee within two (2) business days of the date of termination.

(d)    Notwithstanding anything to the contrary in this Agreement, but without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in no event shall either party be required to pay the Termination Fee more than once.

(e)    Each of First Horizon and IBKC acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if First Horizon or IBKC, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such suit. In addition, if First Horizon or IBKC, as the case may be, fails to pay the amounts payable pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts at a rate per annum equal to the

“prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

ARTICLE IX

GENERAL PROVISIONS

9.1    Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite First Horizon Vote or the Requisite IBKC Vote; provided, however, that after the receipt of the Requisite First Horizon Vote or the Requisite IBKC Vote, there may not be, without further approval of the shareholders of First Horizon or IBKC, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each of the parties hereto.

9.2    Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered by such other party pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in this Agreement; provided, however, that after the receipt of the Requisite First Horizon Vote or the Requisite IBKC Vote, there may not be, without further approval of the shareholders of First Horizon or IBKC, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.3    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, obligations, covenants and agreements in this Agreement (or in any certificate delivered pursuant to this Agreement) shall survive the Effective Time, except for Section 6.7 and for those other obligations, covenants and agreements contained in this Agreement which by their terms apply in whole or in part after the Effective Time.

9.4    Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC in connection with the Merger and the other transactions contemplated hereby shall be borne equally by First Horizon and IBKC.

9.5    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by e-mail transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to IBKC, to:

IBERIABANK Corporation

200 West Congress Street

Lafayette, Louisiana 70501

Attention:     Robert B. Worley, Jr.

E-mail:         Robert.Worley@iberiabank.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Attention:     Lee Meyerson

  Sebastian Tiller

Facsimile:     (212) 455-2502

Email:           lmeyerson@stblaw.com

  stiller@stblaw.com

and

(b)    if to First Horizon, to:

First Horizon National Corporation

165 Madison Avenue

Memphis, Tennessee 38103

Attention:     Charles T. Tuggle, Jr.

Email:           Ctuggle@firsthorizon.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention:     H. Rodgin Cohen

  Mitchell S. Eitel

Facsimile:     (212) 558-3588

Email:           cohenhr@sullcrom.com

  eitelm@sullcrom.com

9.6    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of IBKC means the actual knowledge of any of the officers of IBKC listed on Section 9.6 of the IBKC Disclosure Schedule, and the “knowledge” of First Horizon means the actual knowledge of any of the officers of First Horizon listed on Section 9.6 of the First Horizon Disclosure Schedule. As used in this Agreement, (i) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (ii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iii) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party and its representatives by 5:00 p.m., New York City time, on the date hereof, (b) included in the virtual data room of a party by 5:00 p.m., New York City time, on the date hereof, or (c) filed or furnished by a party with the SEC and publicly available on EDGAR at least one (1) day prior to the date hereof, (iv) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, and (v) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger. The IBKC Disclosure Schedule and the First Horizon Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. Nothing contained in this Agreement shall require any party or person to take any action in violation of applicable law.

9.7    Counterparts. This Agreement may be executed in counterparts (including by pdf), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8    Entire Agreement. This Agreement (including the documents and instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9    Governing Law; Jurisdiction.

(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to agreements made and to be performed entirely within the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of IBKC shall be subject to the laws of the State of Louisiana and matters relating to the fiduciary duty of the Board of Directors of First Horizon shall be subject to the laws of the State of Tennessee).

(b)    Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party, and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.

9.10    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11    Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, which is intended to benefit each IBKC Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12    Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate, and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14    Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Page Follows]

IN WITNESS WHEREOF, First Horizon and IBKC have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FIRST HORIZON NATIONAL CORPORATION

By:	/s/ D. Bryan Jordan
Name:	D. Bryan Jordan
Title:	Chairman of the Board, President and Chief Executive Officer

IBERIABANK CORPORATION

By:	/s/ Daryl G. Byrd
Name:	Daryl G. Byrd
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of First Horizon Bylaw Amendment

FORM OF AMENDMENT TO BYLAWS OF FIRST HORIZON

The Amended and Restated Bylaws (the “Bylaws”) of First Horizon National Corporation (the “Corporation”) shall be amended as follows, effective as of the Effective Time (as such term is defined in the Agreement and Plan of Merger, dated as of November 3, 2019, by and between the Corporation and IBERIABANK Corporation (the “Merger Agreement”)):

A new Section 3.17 shall be added to Article Three, as follows:

Section 3.17.     CEO and Chairman Position and Succession; Board Composition; Headquarters.

(a)	Definitions. In addition to any terms defined below, the following definitions shall apply to this Section 3.17:

i.	“Closing Date” shall have the meaning set forth in the Merger Agreement.

ii.

“Continuing First Horizon Directors” shall mean Mr. D. Bryan Jordan, the directors as of the Effective Time who were directors of the Corporation as of immediately prior to the Effective Time and who were selected to be directors of the Corporation and First Horizon Bank by the Corporation as of the Effective Time, pursuant to Section 6.12(a) of the Merger Agreement, and any additional directors of the Corporation or First Horizon Bank (as applicable) who were nominated and subsequently appointed or elected to fill a vacancy created by the cessation of service of a Continuing First Horizon Director pursuant to this Section 3.17.

iii.

“Continuing IBKC Directors” shall mean Mr. Daryl G. Byrd, the directors as of the Effective Time who were directors of IBKC as of immediately prior to the Effective Time and who were selected to be directors of the Corporation and First Horizon Bank by IBKC as of the Effective Time, pursuant to Section 6.12(a) of the Merger Agreement, and any additional directors of the Corporation or First Horizon Bank (as applicable) who were nominated and subsequently appointed or elected to fill a vacancy created by the cessation of service of a Continuing IBKC Director pursuant to this Section 3.17.

iv.	“Effective Time” shall have the meaning set forth in the Merger Agreement.

v.	“IBKC” shall mean IBERIABANK Corporation, a Louisiana corporation.

vi.	“Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of November 3, 2019, by and between the Corporation and IBKC, as the same may be amended from time to time.

(b)	Chairman and CEO.

i.

Effective as of the Effective Time, Mr. Jordan shall continue to serve as President and Chief Executive Officer of the Corporation and as Chief Executive Officer of the Corporation’s subsidiary, First Horizon Bank (“First Horizon Bank”) and Mr. Byrd shall become the Executive Chairman of the Boards of Directors of the Corporation and of First Horizon Bank.

ii.

Upon the earlier of (i) the death, resignation, removal, disqualification or other cessation of service by Mr. Byrd as Chairman of the Boards of Directors of the Corporation and of First Horizon Bank, and (ii) the date that is two (2) years after the Closing Date, Mr. Jordan shall succeed Mr. Byrd as the Chairman of the Board of Directors of the Corporation and of First Horizon Bank (the date of such succession, the “Chairman Succession Date”). From the Chairman Succession Date through the earlier of (i) the death, resignation, removal, disqualification or other cessation of service by Mr. Byrd, and (ii) the date that is five (5) years after the Closing Date, Mr. Byrd shall serve as a senior advisor to the Corporation and to First Horizon Bank. The Corporation may enter into or amend appropriate agreements or arrangements with Mr. Jordan and Mr. Byrd in connection with the subject matter of this Section 3.17(b) (any such agreement or arrangement, as may be amended, supplemented or modified from time to time, an “Employment Agreement”).

iii.

Prior to the date that is the third (3rd) anniversary of the Closing Date (such date, the “Expiration Date”), (i) the removal of Mr. Byrd from, or the failure to appoint or re-elect Mr. Byrd to, any of the positions specifically provided for in this Section 3.17 and in any Employment Agreement with Mr. Byrd at the times specifically provided for in this Section 3.17 or in any Employment Agreement with Mr. Byrd, or (ii) the removal of Mr. Jordan from, or the failure to appoint or re-elect Mr. Jordan to, any of the positions specifically provided for in this Section 3.17 and in any Employment Agreement with Mr. Jordan at the times specifically provided for in this Section 3.17 or in any Employment Agreement with Mr. Jordan, shall each require the affirmative vote of at least 75% of the entire Board of Directors.

(c)	Composition of the Board of Directors.

i.

Prior to the Expiration Date, the number of directors that will comprise the entire Board of Directors of the Corporation and the entire Board of Directors of First Horizon Bank shall each be seventeen (17), initially consisting of (i) the chief executive officer of First Horizon as of immediately prior to the Effective Time, (ii) the chief executive officer of IBKC as of immediately prior to the Effective Time, (iii) eight (8) other Continuing First Horizon Directors, and (iv) seven (7) other Continuing IBKC Directors. It is the objective of the Corporation that, over time and subject to Section 3.17(i), the size of the Boards of Directors of the Corporation and of First Horizon Bank will be reduced. Prior to the date that is the second (2nd) anniversary of the Effective Time, (i) any determination not to nominate Mr. Byrd as a director of the Corporation or First Horizon Bank as contemplated by any Employment Agreement with Mr. Byrd, or (ii) any determination not to nominate Mr. Jordan as a director of the Corporation or First Horizon Bank as contemplated by any Employment Agreement with Mr. Jordan, shall each require the affirmative vote of at least 75% of the entire Board of Directors.

ii.

Prior to the Expiration Date, (x) any vacancy on the Boards of Directors of the Corporation or of First Horizon Bank resulting from the cessation of service by any Continuing IBKC Director for any reason shall be filled by the Board of Directors with a nominee selected by majority vote of the Continuing IBKC Directors then in office, in which case the Continuing First Horizon Directors shall vote to approve the appointment or nomination (as applicable) of such individual; provided, that any such appointment or nomination shall be made in accordance with applicable law and the rules of the New York Stock Exchange (or other national securities exchange on which the Corporation’s securities are listed), and (y) the Continuing IBKC Directors shall have the exclusive authority to nominate (by majority vote), on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Continuing IBKC Director.

iii.

Prior to the Expiration Date, (x) any vacancy on the Boards of Directors of the Corporation or of First Horizon Bank resulting from the cessation of service by any Continuing First Horizon Director for any reason shall be filled by the Board of Directors with a nominee selected by majority vote of the Continuing First Horizon Directors then in office, in which case the Continuing IBKC Directors shall vote to approve the appointment or nomination (as applicable) of such individual; provided, that any such appointment or nomination shall be made in accordance with applicable law and the rules of the New York Stock Exchange (or other national securities exchange on which the Corporation’s securities are listed), and (y) the Continuing First Horizon Directors shall have the exclusive authority to nominate (by majority vote), on behalf of the Board of Directors, directors for election at each annual meeting, or at any special meeting at which directors are to be elected, to fill each seat previously held by a Continuing First Horizon Director.

(d)

Lead Director. Until the Chairman Succession Date, the lead independent director (the “Lead Director”) of the Board of Directors of the Corporation and of First Horizon Bank shall be an independent director chosen from among the Continuing First Horizon Directors by majority vote of the Continuing First Horizon Directors. At the Chairman Succession Date and continuing until the Expiration Date, the Lead Director shall be an independent director chosen from among the Continuing IBKC Directors by majority vote of the Continuing IBKC Directors, who shall, after the Expiration Date, serve in that capacity until replaced by a majority vote of the entire Board of Directors.

(e)

Composition of Committees. Prior to the Expiration Date, (i) each committee of the Boards of Directors of the Corporation and of First Horizon Bank shall, to the fullest extent practicable, have at least five (5) members, (ii) each committee of the Boards of

Directors of the Corporation and of First Horizon Bank shall have a number of Continuing IBKC Directors that is one (1) less than the number of Continuing First Horizon Directors serving on each such committee, (iii) the chair of the Compensation Committee shall be a director selected from among the Continuing IBKC Directors by majority vote of the Continuing IBKC Directors, and (iv) the chair of the Executive and Risk Committee shall be (A) until the Chairman Succession Date, a director selected from among the Continuing IBKC Directors by a majority vote of the Continuing IBKC Directors, and (B) thereafter, a director selected from among the Continuing First Horizon Directors by a majority vote of the Continuing First Horizon Directors.

(f)	Regional Banking Headquarters. Until the Expiration Date, the headquarters for the Corporation’s and First Horizon Bank’s regional banking business shall be located in New Orleans, Louisiana.

(g)

Supremacy. In the event of any inconsistency between any provision of this Section 3.17 and any other provision of these Bylaws or the Corporation’s other constituent documents, the provisions of this Section 3.17 shall control to the fullest extent permitted by law.

(h)

Action by First Horizon Bank. The Corporation (as the sole voting shareholder of First Horizon Bank) shall cause First Horizon Bank to comply with the provisions of this Section 3.17 that are applicable to it.

(i)

Amendments. Prior to the Expiration Date, the provisions of this Section 3.17 may be modified, amended or repealed, and any Bylaw provision inconsistent with such provisions may be adopted (and any modification, amendment, repeal or inconsistent Bylaw provision and other related resolutions may be proposed or recommended by the Board for adoption by the shareholders of the Corporation), only by the affirmative vote of at least 75% of the entire Board of Directors.

Section 7.1(a) shall be amended and restated as follows:

Any director who shall attain the age of seventy-two (72) on or before the last day of the term for which he or she was elected shall not be nominated for re-election and shall be retired from the Board of Directors at the expiration of such term; provided, however, that each year the Board in the exercise of its discretion may waive this age limit for any director for up to an additional three terms if it determines such waiver to be beneficial to the Board and in the best interests of the Corporation; and provided, further, that prior to the Expiration Date (as defined in Section 3.17(b)(iii)) the provisions of this Section 7.1(a) shall not apply to any director who is member of the Board of Directors already in office as of, or who joins the Board of Directors on, the Closing Date (as defined in Section 3.17(a)(iii)).

Exhibit B

Officers

Name	Office

Daryl G. Byrd	Chairman

D. Bryan Jordan	Chief Executive Officer

William C. Losch III	Chief Financial Officer

Michael Brown	President, Regional Banking (of First Horizon Bank)

David Popwell	President, Specialty Banking (of First Horizon Bank)

Anthony Restel	Chief Operating Officer

Susan Springfield	Chief Credit Officer

Beth Ardoin	Chief Communications Officer

Vernon H. Stafford	Chief Audit Executive

Terry Akins	Chief Risk Officer

B-1

Exhibit 10.1

Execution Version

November 3, 2019

Dear Daryl,

As you are aware, IBERIABANK Corporation (the “Corporation” and, together with IBERIABANK and its other affiliates from time to time, the “Bank”) is contemplating entering into definitive merger agreement (the “Merger Agreement”) under which the Corporation will merge with First Horizon National Corporation (“First Horizon”) (the “Proposed Transaction”). Capitalized terms used but not defined herein have the meaning assigned such terms in the Merger Agreement.

Reference is made to your amended and restated employment agreement by and among you, the Corporation and IBERIABANK, dated as of December 31, 2008 (your “IBERIABANK Employment Agreement”) and your chairman agreement by and between you and First Horizon, dated as of November 3, 2019 (your “Chairman Agreement”).

In recognition of your contributions to the Bank and of the fact that your continued service to the Bank is important to the success of the Proposed Transaction, the Corporation hereby agrees to grant to you a restricted stock award (the “Closing Incentive Award”) prior to the closing of the Proposed Transaction (the “Closing”). The number of shares underlying the Closing Incentive Award shall equal the quotient (rounded down to the nearest whole number) of $5,000,000, divided by the volume weighted average price for shares of Corporation common stock over the 10-trading day period immediately prior to the grant date, which will be November 18, 2019. The Closing Incentive Award shall vest in full on the date that is six months following the Closing, unless prior to such date you have voluntarily resigned your employment with First Horizon and its affiliates without Good Reason, or your employment with First Horizon and its affiliates has been terminated by First Horizon for Cause (in each case, as defined in your Chairman Agreement); provided that if the Merger Agreement is terminated prior to the occurrence of the Closing, then the Closing Incentive Award shall be forfeited. The shares under the Closing Incentive Award shall not be transferable by you as long as you serve as Executive Chairman of First Horizon and shall be subject to the repayment and recovery provisions set forth in Section 4(C) of the Chairman Agreement, but only if the conditions for repayment and recovery occur on or prior to the second anniversary of the Closing.

In connection with the Closing, the Closing Incentive Award shall automatically and without any required action on your part, cease to represent an equity award denominated in shares of Corporation common stock and shall be converted into an equity award denominated in shares of First Horizon common stock. The number of shares of First Horizon common stock subject to the converted Closing Incentive Award shall be equal to the product (with the result rounded down to the nearest whole number) of (i) the number of shares of Corporation common stock subject to the Closing Incentive Award immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio (as adjusted if necessary pursuant to the last sentence of Section 1.5(b) of the Merger Agreement). For the avoidance of doubt, notwithstanding anything contained in the Merger Agreement, the Closing Incentive Award shall not vest in connection with the Closing, but shall instead continue to remain outstanding and eligible to vest in accordance with the terms specified herein.

For the avoidance of doubt, Sections 5(e)-(g) of your IBERIABANK Employment Agreement will remain in full force and effect with respect any excise taxes (including any interest and penalties) imposed under Section 4999 of the Code for which you may become liable in connection with any “parachute payment” (as described under Section 280G of the Code), including with respect to amounts and benefits paid or provided to you in connection with the Closing Incentive Award, the Chairman Agreement or otherwise in connection with the Proposed Transaction. You acknowledge and agree that Deloitte Tax LLP shall provide all calculations with respect to such Sections 5(e)-(g), including, without limitation, the determination of any amounts due to you thereunder.

In the event the Proposed Transaction is terminated without the Closing having occurred, this letter agreement shall automatically terminate be null and void ab initio.

No provisions of this letter agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by you and such officer or officers as may be specifically designated by the boards of directors of the Corporation and IBERIABANK to sign on their behalf. No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this letter agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Louisiana. You and the Corporation and IBERIABANK hereby agree that Section 18 (Arbitration) of your IBERIABANK Employment Agreement shall apply to this letter agreement and is incorporated herein by reference. The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect.

This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

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We thank you for the valuable contribution which you have made to the Bank and for your continued efforts following the Closing.

Yours truly,

IBERIABANK:

/s/ Michael Brown
Michael Brown
Vice Chairman and Chief Operating Officer

IBERIABANK CORPORATION:

/s/ Rick Maples
Rick Maples
Chairman, Board Compensation Committee

ACCEPTED AND AGREED:

/s/ Daryl G. Byrd
Daryl G. Byrd

[Closing Incentive Letter Signature Page]

Exhibit 10.2

Execution Version

November 3, 2019

Dear [    ]:

As a key employee of IBERIABANK Corporation (the “Corporation” and, together with IBERIABANK and its other affiliates from time to time, the “Bank”), you are aware that the Corporation is contemplating entering into a definitive merger agreement (the “Merger Agreement”) under which the Corporation will merge with First Horizon National Corporation (“First Horizon”) (the “Proposed Transaction”).

Given your role in the success of the combined company, we would like to align your interests with the long-term interests of our shareholders, to incentivize you to remain employed with the Bank following the Proposed Transaction, and to provide for certain modifications to your existing contractual rights, as set forth in this letter agreement (this “Agreement”).

This Agreement is personal to you and it is a condition to your receipt of any of the amounts herein that you keep them confidential and do not discuss these terms with anyone other than myself, Human Resources, Legal or our CEO, and in confidence, your spouse or partner, financial and/or legal advisor, each of whom will also be under an obligation to keep these amounts and terms confidential (unless the terms of this Agreement are otherwise publicly disclosed by the Bank). Capitalized terms used in this Agreement (but not defined in this Agreement) shall have the respective meanings assigned such terms in your CIC Severance Agreement (as defined below).

1.	Future Role

Following the closing of the Proposed Transaction (the “Closing”), you will take on a new role at the Bank. The attached Schedule A sets forth your new title, to whom you will report, and your work location (in each case, commencing immediately following the Closing).

2.	CIC Severance Payment Deferral

(a)    Pursuant to Sections 2 and 3(a) of that certain change in control severance agreement by and between you, the Corporation and IBERIABANK (the “CIC Severance Agreement”), you would be entitled to a cash severance benefit following the Closing upon the occurrence of any of the following events during the Protected Period: your resignation for Good Reason, your voluntary resignation for any reason other than Just Cause within 30 days after a Change in Control, or the Bank’s termination of your employment without Just Cause. We call this cash severance benefit, as described in Section 3(a) of your CIC Severance Agreement, the “CIC Severance Payment.” The Bank recognizes that your continued service to the Bank is important to the success of the Proposed Transaction and, as a result, the Bank wants to encourage your continued employment following the Closing. To incentivize you not to resign your employment with the Bank following the Closing, the Bank hereby agrees to guarantee payment of your CIC Severance Payment upon the occurrence of any future “separation from service” (as contemplated by Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”)) from the Bank, including, for the avoidance of doubt, the Bank’s termination of your employment for Just

Cause. To accomplish this, the compensation committee of the board of directors of the Corporation will, prior to the Closing, calculate the amount of your CIC Severance Payment, assuming you resigned on the day immediately following the Closing, and inform you in writing of such amount. The amount of the CIC Severance Payment shall be credited, within 10 business days following the Closing, as a deferred compensation balance under the Bank’s Executive Nonqualified Excess Plan, and such amount shall be eligible to be credited with earnings under the terms of such plan as in effect immediately prior to the Closing (the “CIC Severance Payment Deferral”). The amount of the CIC Severance Payment shall be held in a grantor trust in accordance with the terms of Section 4(a) of your CIC Severance Agreement.

(b)    Additionally, should your employment terminate for any reason other than a termination by the Bank for Just Cause during the Protected Period, you shall be entitled to the continuation of your medical and life benefits as set forth in Section 3(c) of your CIC Severance Agreement. Sections 6, 7, 14 and 15 of your CIC Severance Agreement shall remain in full force and effect and will be deemed to apply to this Agreement.

(c)    Sections 3(d)-(f) of your CIC Severance Agreement will remain in full force and effect with respect to any excise taxes (including any interest and penalties) imposed under Section 4999 of the Code for which you may become liable in connection with any “parachute payment” (as described under Section 280G of the Code), including with respect to amounts and benefits paid to you in connection with the CIC Severance Payment Deferral or otherwise in connection with the Merger Agreement and/or this Agreement. You acknowledge and agree that Deloitte Tax LLP shall provide all calculations with respect to such Sections 3(d)-(f), including, without limitation, the determination of any amounts due to you thereunder.

(d)    Except as specifically provided herein, you shall have no rights under the CIC Severance Agreement or to any future payment thereunder.

3.	Closing Incentive Award

(a)    The Bank hereby agrees to grant to you a restricted stock award (the “Closing Incentive Award”) prior to the Closing. The number of shares underlying the Closing Incentive Award shall equal the quotient (rounded down to the nearest whole number) of $[            ], divided by the volume weighted average price for shares of the Corporation’s common stock over the 10-trading day period immediately prior to the grant date, which will be November 18, 2019. The Closing Incentive Award shall vest in full on the date that is 12 months following the Closing, or, if earlier, upon your termination of employment, other than your voluntary resignation of employment with First Horizon and its affiliates without Good Reason, or if your employment with First Horizon and its affiliates has been terminated by First Horizon for Just Cause, and upon such resignation or termination the Closing Incentive Award shall be forfeited; provided that if the Proposed Transaction is terminated prior to the occurrence of the Closing, then the Closing Incentive Award shall be forfeited. The Closing Incentive Award will be subject to repayment and recovery in full by the Bank if you materially violate the provisions of Exhibit A of this Agreement, as reasonably determined by First Horizon’s board of directors (the “Board”). You will not be found to have materially violated Exhibit A of this Agreement for any purpose of this Agreement until the Bank has provided you written notice setting forth in reasonable detail the determination of material violation and such basis has not been cured within 30 days (provided that such notice must be given to you within 30 days of a senior executive officer of First Horizon becoming aware of such basis), and you have been delivered of a resolution duly adopted by the vote of not less than three-quarters of the entire membership of the Board that you were guilty of such material violation and specifying the particulars thereof in detail. If you request, you may appear with counsel before the Board (which may be by teleconference) during such 30-day period.

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(b)     In connection with the Closing, the Closing Incentive Award shall automatically and without any required action on your part, cease to represent an equity award denominated in shares of Corporation common stock and shall be converted into an equity award denominated in shares of First Horizon common stock. The number of shares of First Horizon common stock subject to the converted Closing Incentive Award shall be equal to the product (with the result rounded down to the nearest whole number) of (i) the number of shares of Corporation common stock subject to the Closing Incentive Award immediately prior to the Effective Time (as defined in the Merger Agreement) multiplied by (ii) the Exchange Ratio (as defined in the Merger Agreement) (as adjusted if necessary pursuant to the last sentence of Section 1.5(b) of the Merger Agreement). For the avoidance of doubt, notwithstanding anything contained in the Merger Agreement, the Closing Incentive Award shall not vest in connection with the Closing, but shall instead continue to remain outstanding and eligible to vest in accordance with the terms of the applicable award agreement (which shall be consistent with the terms specified herein).

(c)    For the purposes of Section 3(a) of this Agreement, “Good Reason” shall mean, without your express written consent, (i) the assignment to you of duties that are materially inconsistent with the title set forth on Schedule A or the Bank’s requirement that you report to anyone other than the Chief Executive Officer of First Horizon, (ii) a material diminution in any of your base salary, target annual incentive, or target annual long-term incentive award as in effect prior to the Closing, or (iii) a relocation of your principal place of employment to a location that is more than 30 miles from the location set forth on Schedule A; in each case that has not been cured within 30 days after written notice thereof has been given by you to the Chief Executive Officer of the Bank setting forth in reasonable detail the basis of the event (provided that such notice must be given to the Chief Executive Officer of the Bank within 30 days of you becoming aware of such condition). Notwithstanding the foregoing, the Bank placing you on a paid leave for up to 90 days, pending the determination of whether there is a basis to terminate your employment for Just Cause or pending a determination that you have materially violated the provisions of Exhibit A of this Agreement, will not, in either case, constitute a “Good Reason” event.

4.	Restrictive Covenants

You acknowledge and recognize the highly competitive nature of the businesses of the Bank, and accordingly agree to the provisions of Exhibit A to this Agreement.

5.	Assignment

This Agreement is personal to you and may not be assigned by you (other than as required by legal process, including the laws of succession and descent). This Agreement shall inure to the benefit of and be binding upon the Bank and its successors. The Bank shall require, if not otherwise required by operation of law, any successor to the business, whether direct or indirect, by purchase, merger, consolidation, acquisition of stock or otherwise, to assume and perform this Agreement in the same manner and to the same extent as the Bank would be required to perform if no such succession has taken place.

6.	Governing Law

This Agreement shall be governed by and construed in accordance with the law of the State of Louisiana without reference to principles of conflict of laws.

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7.	Termination

In the event the Transaction is terminated without the Closing having occurred, this Agreement shall automatically terminate be null and void ab initio.

8.	Effect on Existing Employment

This Agreement shall not be construed as giving you the right to be retained in the employ of, or in any consulting relationship to, the Bank or its successor (or any parent or affiliate). You acknowledge and understand that your employment with the Bank is on an “at will” basis.

9.	No Trust Fund

Except as specifically set forth in Section 2, (i) this Agreement shall not be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Bank and you or any other person, and (ii) to the extent that you acquire the right to receive payments from the Bank under this Agreement, such right shall be no greater than the right of any unsecured general creditor of the Bank.

10.	Amendment

This Agreement may not be amended or modified other than by a written agreement executed by you and the Bank or its successors, nor may any provision hereof be waived other than by a writing executed by you or the Bank or its successors.

11.	Entire Agreement

This Agreement and the documents referred to herein or delivered pursuant hereto which form a part hereof contain the entire understanding of the parties with respect to the subject matter hereof and thereof. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein and therein. Except as specifically provided herein, this Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

12.	Counterparts

This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

13.	Section 409A of the Code

The Bank intends that this Agreement comply with Section 409A to the extent that the requirements of Section 409A are applicable hereto (and not exempt pursuant to the short term deferral exception under Treas. Reg. Section 1.409A - 1(b)(4) or otherwise), and the provisions of this Agreement shall be construed in a manner consistent with that intention. If the Bank believes, at any time, that any payment or benefit under this Agreement that is subject to Section 409A does not so comply, this Agreement will be interpreted or reformed in the manner necessary to achieve compliance with Section 409A. If and to the extent required to comply with Section 409A, (i) no payment or benefit required to be paid under this Agreement on account of termination of your employment shall be made unless and until you incur a “separation from service” within the meaning of Section 409A and (ii) if you are a “specified employee”, then no payment or benefit that is payable on account of your “separation from service”, as that term is defined for purposes of Section 409A, shall be made before the date that is six months after your “separation from service” (or, if earlier, the date of your death). While the payments and benefits

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provided hereunder are intended to be structured in a manner to avoid the implication of any penalty taxes under Section 409A, you recognize and agree that taxes, interest, and penalties imposed under Section 409A are imposed on the employee and not the paying company.

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We thank you in advance for the valuable contribution which you have made and which we are sure you will continue to make to the Bank.

Yours truly,

IBERIABANK

Daryl G. Byrd
President and CEO

IBERIABANK CORPORATION

Rick Maples
Chairman, Board Compensation Committee

ACCEPTED AND AGREED:

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Schedule A

Title:

Officer to Whom You Will Report:

Employment Location:

Exhibit A

Restrictive Covenants

1.	Restrictive Covenants.

a)	Non-Competition

During the one year period following the Closing (the “Restricted Period”), you will not directly or indirectly (without the prior written consent of the Bank) within the Territory:

(1)	hold a 3% or greater equity (including stock options, whether or not exercisable), voting or profit participation interest in a Competitive Enterprise, or

(2)

associate (including as a director, officer, employee, partner, consultant, agent or advisor) with a Competitive Enterprise and in connection with your association engage, or directly or indirectly manage or supervise personnel engaged, in any activity:

(a)	that is substantially similar to any activity in which you were engaged with the Bank, or

(b)	that is substantially similar to any activity for which you had direct or indirect managerial or supervisory responsibility with the Bank.

“Competitive Enterprise” means any business enterprise that either (A) engages in the commercial banking business or in any other financial services business that competes with a material portion of the business in which the Bank is then engaged or (B) holds directly, or (to your knowledge) indirectly, a controlling interest in any enterprise that engages in such competitive activity.

“Territory” means, within Louisiana, the parish or parishes, municipality or municipalities, or parts thereof, listed on Exhibit A-1, and outside of Louisiana, the geographic locations where the Bank has operations.

b)	Non-Solicitation

During the Restricted Period, you will not, in any manner, directly or indirectly (without the prior written consent of the Bank): (1) Solicit any Client to transact business with a Competitive Enterprise or to reduce, end, diminish or refrain from doing any business with the Bank, (2) transact business with any Client that would cause you to be a Competitive Enterprise under the definition of Competitive Enterprise above or (3) interfere with or damage any relationship between the Bank and a Client (other than in the good faith performance of your duties).

During the Restricted Period, you will not Solicit anyone who is then an employee of the Bank (or who was an employee of the Bank within the prior 12 months) to resign from or refrain from renewing or extending such employment with the Bank or to apply for or accept employment with any other business or enterprise.

This Section 1(b) shall in no event apply to general solicitations pursuant to written or electronic media (including posting of advertisements which are not targeted directly or indirectly towards Bank employees or consultants). It shall not be a violation of the foregoing for you to serve as a reference.

For purposes of this Exhibit A, a “Client” means any client or customer, or person whom the Bank has taken material steps to make a prospective client or customer, of the Bank to whom you provided services, or for whom you transacted business, or whose identity became known to you in connection with his relationship with or employment by the Bank, and “Solicit” means any direct or indirect communication of any kind, regardless of who initiates it, that in any way invites, advises, encourages or requests any person to take or refrain from taking any action.

c)	Non-Disparagement

During the Restricted Period and thereafter, except as may be required by law or any legal process, any statutory obligation or order of any court or statutory tribunal of competent jurisdiction, or as is reasonably necessary in connection with any adversarial proceeding against the Bank, (1) you will not, in any manner, directly or indirectly make or publish any statement (orally or in writing) that would libel, slander, disparage, denigrate, ridicule or criticize the Bank or any of its employees, officers or directors, and (2) the Bank will make no official statement and will instruct its directors and executive officers not to, in any manner, directly or indirectly make or publish any statement (orally or in writing) that would libel, slander, disparage, denigrate, ridicule or criticize you.

d)	Confidentiality

During the Restricted Period and thereafter, you will hold in a fiduciary capacity for the benefit of the Bank all trade secrets and confidential information, knowledge or data relating to the Bank and its businesses and investments, which will have been obtained by you during your employment by or service to the Bank and which is not generally available public knowledge (other than by acts by you in violation of this Agreement). In the event of any dispute between you and the Bank with respect to this Agreement or otherwise, any information relating to such dispute (including the existence and nature of the dispute, any fact or information in any way pertaining to the process of resolving the dispute, any information obtained over the course of the dispute, or to the fact of or any term that is part of a resolution or settlement of any dispute) will be considered to be confidential information subject to your obligations under this Section 1(d) and you and the Bank agree to keep all such information confidential. Except as may be required or appropriate in connection with your carrying out your duties under this Agreement, you will not, without the prior written consent of the Bank or as may otherwise be required by law or any legal process, any statutory obligation or order of any court or statutory tribunal of competent jurisdiction, or as is necessary in connection with any adversarial proceeding against the Bank (in which case you will use your reasonable best efforts in cooperating with the Bank in obtaining a protective order against disclosure by a court of competent jurisdiction), communicate or divulge any such trade secrets, information, knowledge or data to anyone other than the Bank and those designated by the Bank or on behalf of the Bank in the furtherance of its business or to perform duties hereunder. Notwithstanding anything to the contrary in the Agreement (including this Exhibit A) or otherwise, nothing shall (a) limit your rights under applicable law to provide truthful information to any governmental entity or to file a charge with or participate in an investigation conducted by any governmental entity or (b) prohibit you from making disclosure to your legal and financial advisors (who will also be under an obligation to keep such disclosures confidential).

You are hereby notified that the immunity provisions in Section 1833 of title 18 of the United States Code provide that an individual cannot be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that is made (1) in confidence to federal, state or local government officials, either directly or indirectly, or to an attorney, and is solely for the purpose of reporting or investigating a suspected violation of the law, (2) under seal in a complaint or other document filed in a lawsuit or other proceeding, or (3) to your attorney in connection with a lawsuit for retaliation for reporting a suspected violation of law (and the trade secret may be used in the court proceedings for such lawsuit) as long as any document containing the trade secret is filed under seal and the trade secret is not disclosed except pursuant to court order.

e)	Injunctive Relief

In the event of a breach or threatened breach of this Exhibit A, you acknowledge and agree that damages would be inadequate and insufficient and that the Bank will be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach. No bond will be needed for the Bank to receive such injunctive relief, and no proof will be required that monetary damages for violations of this Exhibit A would be difficult to calculate and that remedies at law would be inadequate. The parties acknowledge that the potential restrictions on your future employment imposed by this Exhibit A are reasonable in both duration and geographic scope and in all other respects.

No termination of your employment under the Agreement will in any way affect your obligations under this Exhibit A, which will continue in all respects and unaffected by any such termination. Your willingness to enter into the Agreement (including this Exhibit A) is a material inducement to the Bank to enter into the Proposed Transaction and proceed with the transactions the Merger Agreement contemplates. The continuity of the Bank’s management following the Proposed Transaction, including you, is a critical factor in the Bank’s assessment of the likely benefits to be derived from the Proposed Transaction. In view of your importance to success of the Proposed Transaction, if you compete with the Bank for some time after your employment, the Bank will likely suffer significant harm. The Agreement provides you with substantial additional benefits over your prior arrangements with the Bank, including the substantial additional compensation referred to in Sections 1 and 3 of the Agreement. In return for the benefits you will receive from the Bank and to induce the Bank to enter into the Merger Agreement and this Agreement, and in light of the potential harm you could cause the Bank, you agree to the provisions of this Exhibit A. The Bank would not have entered into the Agreement if you did not agree to this Exhibit A. Thus, this Exhibit A is an integral part of this Agreement and, if it is determined following challenge by you (or with your consent) that it is unenforceable or invalid to any material extent, the Agreement will be null and void.

f)	Early Termination

Notwithstanding any other provision of this Exhibit A, in the event that following the Closing (i) your employment is terminated by the Bank without Just Cause or (ii) you resign from employment with the Bank for Good Reason (as defined in Section 3(c) of the Agreement), Section 1(a) and (b) of this Exhibit A shall cease to apply as of the date of such termination or resignation.

2.	Other Agreements

The restrictive covenants and other obligations contained in this Exhibit A are independent of, supplemental to, and do not modify, supersede or restrict (and shall not be modified, superseded or restricted by) any non-competition, non-solicitation, confidentiality or other restrictive covenants in any other current or future agreement between you and the Bank (or any successor thereto), unless reference is made to the specific provisions of this Exhibit A which are intended to be superseded.

Exhibit A-1

Parish List

Acadia	East Baton Rouge	Madison	St. Landry
Allen	East Carroll	Morehouse	St. Martin
Ascension	East Feliciana	Natchitoches	St. Mary
Assumption	Evangeline	Orleans	St. Tammany
Avoyelles	Franklin	Ouachita	Tangipahoa
Beauregard	Grant	Plaquemines	Tensas
Bienville	Iberia	Pointe Coupee	Terrebonne
Bossier	Iberville	Rapides	Union
Caddo	Jackson	Red River	Vermilion
Calcasieu	Jefferson	Richland	Vernon
Caldwell	Jefferson Davis	Sabine	Washington
Cameron	Lafayette	St. Bernard	Webster
Catahoula	Lafourche	St. Charles	West Baton Rouge
Claiborne	LaSalle	St. Helena	West Carroll
Concordia	Lincoln	St. James	West Feliciana
DeSoto	Livingston	St. John the Baptist	Winn

Exhibit 99.1

EXECUTION VERSION

November 3, 2019

Mr. Daryl G. Byrd

At the address on file with the Company

Dear Daryl:

This letter (this “Letter Agreement”) memorializes our recent discussions regarding the terms of your employment with, and service to, First Horizon National Corporation (together with its affiliates, the “Company)” following the completion of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger between IBERIABANK Corporation and the Company, dated as of November 3, 2019 (the “Merger Agreement”). We look forward to your leadership.

1.	Effectiveness, Your Current Agreement and Definitions

This Letter Agreement supersedes, effective as of the Closing Date, your amended and restated employment agreement with IBERIABANK and IBERIABANK Corporation, dated December 31, 2008 (the “Employment Agreement”), except as specifically provided. Capitalized terms used but not defined in this Letter Agreement are used with the meanings ascribed to them in the Merger Agreement. If your employment with IBERIABANK Corporation terminates for any reason before the Closing Date or the Merger Agreement is terminated before the closing of the Merger, this Letter Agreement will automatically terminate and be of no further force or effect and neither of the parties will have any obligations hereunder.

2.	Executive Chairman Service

From the Closing Date to the second anniversary of the Closing Date (your “Employment Period”), you will serve as the Executive Chairman of the Company’s Board of Directors (the “Board”), reporting directly and only to the Board.

During your tenure as Executive Chairman, your duties will comprise (1) working with the Chief Executive Officer of the Company to integrate the business and operations of IBERIABANK Corporation into the Company, (2) managing the transition of relationships with the IBERIABANK Corporation’s key stakeholders, including shareholders and employees, (3) providing advice, guidance and assistance to the Chief Executive Officer, (4) presiding at shareholder and board meetings as provided for in the Company’s bylaws (as amended pursuant to the First Horizon Bylaw Amendment), (5) together with the lead independent director and the Chief Executive Officer, developing and maintaining a good working relationship among the offices of the Executive Chairman, the Chief Executive Officer and the Board to ensure open communications, cooperation, interdependence and commonality of purpose, and (6) carrying out such other duties commensurate with your position and status as may be agreed between you and the Board or the Chief Executive Officer from time to time. For purposes of clarity, the Chief Executive Officer will report directly to the Board and other senior executives of the Company will report directly to the Chief Executive Officer or the Chief Executive Officer’s designee.

Concurrent with your service as Executive Chairman of the Board, you will serve as the Executive Chairman of the First Horizon Bank (the “Bank”) Board of Directors (the “Bank Board”). As the Executive Chairman of the Bank, you will report directly to the Bank Board and will have those powers and duties as set forth above.

During your service as Executive Chairman, the Board will nominate you to the Board and the Company will appoint you to the Bank Board. Your services as Executive Chairman may be performed at such locations as you reasonably deem appropriate.

3.	Special Advisor Service

From the end of your Employment Period until the fifth anniversary of the Closing Date (your “Consulting Period”), you agree to provide consulting services to the Company and the Bank as Special Advisor to the Chief Executive Officer. As Special Advisor, you will report directly to the Chief Executive Officer and provide general advisory services commensurate with your status as reasonably requested by the Chief Executive Officer with respect to the business of the Company and of the Bank.

At the end of your Employment Period, your service as officer or employee of the Company, the Bank or any of their affiliated companies will cease. In addition, on cessation of your service as Executive Chairman, you shall automatically resign as a member of the Board, the Bank Board and the board of directors (or similar body) of any of the Company’s or the Bank’s affiliated companies (except to the extent you and the Company otherwise may agree in writing at the time). You hereby agree that no further action is required by you or any of the preceding to make the transitions and resignations provided for in this paragraph effective, but you nonetheless agree to execute any documentation the Company reasonably requests at the time to confirm it and to not reassume any such service or position without the written consent of the Company.

Notwithstanding the foregoing, if you and the Chief Executive Officer should determine jointly (or 75% of the Board should resolve) that the successful integration of the Company and IBERIABANK Corporation no longer requires an Executive Chairman, your service as Executive Chairman will cease and you will serve the remainder of your Employment Period as an employee of the Company in the position of Special Advisor to the Chief Executive Officer, having the duties provided for in the first paragraph of this Section 3.

4.	Compensation

A.	During your Employment Period

During your Employment Period, (1) your annual total direct compensation (including rate of base salary, target annual incentive and target grant date value of long-term awards) and form of long-term awards for each year will be in the same amounts and, except as otherwise provided in the immediately following two sentences, on the same terms and at the same times as that of the Chief Executive Officer and (2) the payout determinations and, except as otherwise provided in the immediately following two sentences, amounts with respect to your annual compensation will be the same as the payout determinations and amounts applicable to the Chief Executive Officer. For the avoidance of doubt, (A) for the year in which the Employment Period begins, in the event that IBERIABANK Corporation pays a pro-rata annual incentive at Closing for the portion of such fiscal year through the Closing Date and the Company does not pay a pro-rata annual incentive through the Closing Date for such fiscal year, you will receive an annual incentive from the Company for such fiscal year equal to the product of (x) the annual incentive that you would have been received for the Company’s fiscal year in which the Employment Period begins and (y) a fraction, the numerator of which is the number of days in such fiscal year from the Closing Date through December 31st and the denominator of which is 366, (B) for the year in which the Employment Period expires, you will receive an annual incentive equal to the product of (x) the annual incentive that you would have received had the Employment Period ended at the end of the applicable fiscal year and (y) a fraction, the numerator of which is the number of days in the year in which the Employment Period ends through the date on which the Employment Period ends and the denominator of which is 365, (C) you will be entitled to two annual long-term grant cycles that will not be subject to proration (i.e., non-prorated long-term grants will be made to you in each of 2021 and 2022 or a non-prorated grant will be made to you in 2021 and two prorated grants totaling to one year will be made to you in 2020 and 2022 (provided, that, for the avoidance of doubt, in no event will your grants made after the date hereof and prior to Closing reduce the grants due to you during the Employment Period)) and (D) if the Chief Executive Officer receives a one-time retention or similar award (the “One Time Award”), you will only receive the portion of the One Time Award equal to the excess, if any, of (i) $7.5 million over (ii) your total direct annual compensation (excluding such One Time Award); provided that, in the event that the One Time Award affects either the establishment of the Chief Executive Officer’s annual total direct compensation or the payout of such compensation, then you shall receive the full amount of One Time Award. Notwithstanding the foregoing, each of your rate of base salary and your target annual incentive during the Employment Period will not be less than each of your rate of base salary and your target annual incentive as of immediately before the Closing Date.

Any long-term awards granted to you during your Employment Period will treat service (whether as an employee or a consultant) in accordance with the terms of this Letter Agreement as continued services for purposes of vesting and exercisability (and no such award will have a service-based vesting period that extends beyond the end of your Consulting Period). During the Employment Period, you will be eligible to participate in the employee retirement and welfare plans of the Company as are generally made available to other senior executives of the Company and will continue to receive the same perquisites and expense reimbursement as were made available to you by IBERIABANK Corporation on the same basis as were provided to you immediately before the Closing Date. In addition, the Company will pay or reimburse you for reasonable legal fees incurred by you in connection with the negotiation and preparation of this Letter Agreement as soon as reasonably practicable following the Closing Date and the presentation of supporting documentation in accordance with the Company’s business expense reimbursement policy.

For the avoidance of doubt, you will remain employed by the Company and will continue to receive the compensation, employee benefits and perquisites described in this subsection for your full Employment Period notwithstanding that you may become a Special Advisor during that period.

B.	During your Consulting Period

During your Consulting Period, you will be paid an annual consulting fee equal to (1) $3.75 million for each of the first two 12-month periods following the end of the Employment Period and (2) $3.5 million for the third 12-month period following the end of the Employment Period (the “Special Advisor Fee”). In addition, and in addition to the benefits set forth in the final paragraph of this Section 4.B, you will be eligible for appropriate perquisites and benefits as reasonably determined by the Company based on the actual level of the services provided as Special Advisor. The Special Advisor Fee will be payable in regular monthly installments during the Consulting Period, and, except as otherwise provided in Section 5(e) through (g) of your Employment Agreement, you acknowledge and agree that you will be solely responsible for the payment of all federal, state, local, and foreign taxes that are required by applicable laws or regulations to be paid with respect to all compensation and benefits payable or provided to you during the Consulting Period.

As Special Advisor, during the Consulting Period you will be available to dedicate at least one week a month as you and the Chief Executive Officer mutually deem reasonable for the performance of the consulting services (although it is not currently expected that your service will require more than that stated commitment). You and the Company hereby agree that, based on the expected level of your services during the Consulting Period, your termination of employment at the end of the Employment Period is intended to constitute a “separation from service” (within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (including the applicable regulations thereunder)) (“Section 409A”). Your services during the Consulting Period may be performed at such locations as you reasonably deem appropriate.

Until the fifth anniversary of the Closing Date, you will be entitled to (1) administrative support provided by your existing administrative assistant as of immediately prior to the Closing Date and, to the extent that she is no longer willing or able to provide such support on terms consistent with those as of the date hereof, another employee of the Company on an exclusive basis, (2) continued use of your office suite on IBERIABANK Corporation’s premises and (3) continued security arrangements on a level commensurate with those provided prior to the Closing Date.

C.	Integration and Continuity Award

As of the Closing Date, you will receive a cash-based award equal to $5 million from the Company (the “Integration and Continuity Award”) to support a swift and comprehensive integration of the Company and IBERIABANK Corporation and full compliance with the terms of this Letter Agreement, including Section 7. The Integration and Continuity Award will be payable in quarterly installments over five years, commencing on the Closing Date. Subject to the following paragraph, the unpaid portion of your Integration and Continuity Award will be paid to you in a lump sum in full at the time you transition from service as Executive Chairman to service as Special Advisor or upon your earlier termination of service other than (1) by the Company for Cause or (2) a resignation by you without Good Reason.

The portion of the Integration and Continuity Award that has been paid to you will be subject to repayment and recovery in full by the Company and any unpaid portion thereof will be forfeited if (1) your service as Executive Chairman or Special Advisor is terminated by the Company for “Cause” (as defined below), (2) you resign from your service other than for “Good Reason” (as defined below), or (3) you materially violate the Section 7 of this Letter Agreement. You will not be found to have engaged in Cause or to have materially violated Section 7 of this Letter Agreement for any purpose of this Letter Agreement until the Company has provided you written notice setting forth in reasonable detail the basis of the Cause determination or determination of material violation and such basis has not been cured within 30 days (provided that such notice must be given to you within 30 days of a senior executive officer of the Company becoming aware of such basis), and you have been delivered a resolution duly adopted by the vote of not less than three-quarters of the entire membership of the Board that you were guilty of such conduct constituting Cause or the material violation and specifying the particulars thereof in detail. If you request, you may appear with counsel before the Board (which may be by teleconference) during such 30-day period.

For purposes of this Letter Agreement, “Good Reason” means a material violation by the Company of the terms of this Letter Agreement that has not been cured within 30 days after written notice has been given by you to the Chief Executive Officer setting forth in reasonable detail the basis of the event (provided that such notice must be given within 30 days of your becoming aware of such event).

For purposes of this Letter Agreement, “Cause” means a termination of your employment or services (i) your conviction of a felony involving moral turpitude, (ii) your willful misconduct that is materially and demonstrably injurious to the Company or (iii) your willful and material breach of this Letter Agreement. For purposes of this definition, no act or failure to act shall be deemed to be “willful” (A) unless done or omitted to be done in bad faith or (B) if done based on the direction of the Board, the Chief Executive Officer or on advice of counsel to the Company. For the avoidance of doubt, a termination due to your mental or physical incapacity will not be considered a termination for “Cause”.

5.	Early Termination

Your employment may not be terminated by the Company during the Employment Period other than by the Company for Cause. If (1) your employment with the Company during your Employment Period is terminated by you for Good Reason or (2) your consulting service to the Company during your Consulting Period is terminated by the Company without Cause or by you for Good Reason, such termination will not affect the compensation to be provided to you under Section 4 of this Letter Agreement, subject to your continued compliance with Section 7 of this Letter Agreement (which compensation will continued to be paid and provided to you (and vest and be exercisable and be interpreted and administered) as if such termination of employment or services had not occurred). If you die during the Employment Period or the Consulting Period, any remaining unpaid amounts under Section 4 of this Letter Agreement (determined assuming target performance) will be paid to your estate by the Company in cash within 30 days following the date of your death, to the extent such unpaid amounts exceed the value of life insurance benefits incremental to any policies in effect as of the date hereof under any life insurance policy or policies incremental to any policies in effect as of the date hereof obtained by the Company for your benefit.

6.	Pre-Existing Entitlements

You and the Company agree that you are entitled to receive the severance and other benefits under Sections 5 and 13 of your Employment Agreement. Such severance and other benefits will be paid to you in accordance with the terms of your Employment Agreement and applicable law, provided that the severance benefits due to you under Section 5(d)(A) of your Employment Agreement will be paid to you as soon as practicable following the six-month anniversary of your separation from service with the Company for any reason (including, for the avoidance of doubt, a termination by the Company for Cause) and the benefits due to you under Section 5(d)(B) of your Employment Agreement will commence upon the beginning of the Consulting Period. Any amounts due to you under Section 5 of your Employment Agreement will be funded and maintained for your benefit in a rabbi trust with a trustee unaffiliated with both the Company and IBERIABANK Corporation (the “Trust”). You will be permitted to direct the investment of the Trust’s assets with respect to the amounts due to you under Section 5 of your Employment Agreement under the Trust, but the amounts payable to you will be adjusted for any losses on such amounts. The full amount of your Integration and Continuity Award will also be funded and held in the Trust and the trustee will be directed to pay such award as set forth in Section 4.C of this Letter Agreement. You acknowledge and agree that the establishment and maintenance of the Trust as set forth in this Section 6 will fully and completely satisfy any obligations owed to you by the Company or by IBERIABANK Corporation (or any of their affiliates) under Section 5(h) of your Employment Agreement. All determinations under Section 5(e) through (g) of your Employment Agreement will be made by Deloitte Tax LLP.

The Company agrees and acknowledges that your outstanding IBERIABANK Corporation equity or equity-based awards will accelerate and vest in full at the Effective Time in accordance with their terms. In addition, your existing indemnification agreement with IBERIABANK Corporation will remain in full force and effect, and you will be eligible for insurance coverage under the Company’s directors’ and officers’ liability insurance policy on substantially the same terms as such coverage is provided to the Company’s other directors and executive officers, including pursuant to Section 6.7 of the Merger Agreement.

7.	Restrictive Covenants.

A.	Non-Competition

For the five year period commencing on the Closing Date and ending on the fifth anniversary of the Closing Date (the “Restricted Period”), you will not directly or indirectly (without the prior written consent of the Company):

(1)	Hold a 1% or greater equity (including stock options, whether or not exercisable), voting or profit participation interest in a Competitive Enterprise, or

(2)

associate (including as a director, officer, employee, partner, consultant, agent or advisor) with a Competitive Enterprise and in connection with your association engage, or directly or indirectly manage or supervise personnel engaged, in any activity:

(a)	that is substantially similar to any activity in which you were engaged with the Company (including IBERIABANK Corporation), or

(b)	that is substantially similar to any activity for which you had direct or indirect managerial or supervisory responsibility with the Company (including IBERIABANK Corporation).

For purposes of this Letter Agreement, “Competitive Enterprise” means any business enterprise that either (A) engages in the commercial banking business or in any other financial services business that competes anywhere with any portion of the business in which the Company (including IBERIABANK Corporation) is then engaged or (B) holds directly, or (to your knowledge) indirectly, a controlling interest in any enterprise that engages in such competitive activity.

B.	Non-Solicitation

During the Restricted Period, you will not, in any manner, directly or indirectly (without the prior written consent of the Company): (1) Solicit any Client to transact business with a Competitive Enterprise or to reduce, end, diminish or refrain from doing any business with the Company, (2) transact business with any Client that would cause you to be a Competitive Enterprise under clause (A) of the definition of Competitive Enterprise above, (3) interfere with or damage any relationship between the Company and a Client (other than in the good faith performance of your duties hereunder), or (4) Solicit anyone who is then an employee of the Company (or who was an employee of the Company within the prior 12 months) to resign from or refrain from renewing or extending such employment with the Company or to apply for or accept employment with any other business or enterprise. The foregoing shall in no event apply to general solicitations pursuant to written or electronic media (including posting of advertisements which are not targeted directly or indirectly towards Company employees or consultants) or to your engagement of your existing administrative assistant referred to in Section 4.B of this Letter Agreement. It shall not be a violation of the foregoing for you to serve as a reference.

For purposes of this Letter Agreement, a “Client” means any client or customer, or person whom the Company (including Crescent) has taken material steps to make a prospective client or customer, of the Company (including IBERIABANK Corporation) to whom you provided services, or for whom you transacted business, or whose identity became known to you in connection with his relationship with or employment by the Company (including IBERIABANK Corporation), and “Solicit” means any direct or indirect communication of any kind, regardless of who initiates it, that in any way invites, advises, encourages or requests any person to take or refrain from taking any action.

C.	Non-Disparagement

During the Restricted Period and thereafter, except as may be required by law or any legal process, any statutory obligation or order of any court or statutory tribunal of competent jurisdiction, or as is reasonably necessary in connection with any adversarial proceeding against the Company, (1) you will not, in any manner, directly or indirectly make or publish any statement (orally or in writing) that would libel, slander, disparage, denigrate, ridicule or criticize the Company (including IBERIABANK Corporation) or any of its employees, officers or directors, and (2) the Company will make no official statement and will instruct its directors and executive officers not to, in any manner, directly or indirectly make or publish any statement (orally or in writing) that would libel, slander, disparage, denigrate, ridicule or criticize you.

D.	Confidentiality

During the Restricted Period and thereafter, you will hold in a fiduciary capacity for the benefit of the Company (including IBERIABANK Corporation) all trade secrets and confidential information, knowledge or data relating to the Company (including IBERIABANK Corporation) and its businesses and investments, which will have been obtained by you during your employment by or service to the Company or IBERIABANK Corporation and which is not generally available public knowledge (other than by acts by you in violation of this Letter Agreement). In the event of any dispute between you and the Company with respect to this Letter Agreement or otherwise, any information relating to such dispute (including the existence and nature of the dispute, any fact or information in any way pertaining to the process of resolving the dispute, any information obtained over the course of the dispute, or to the fact of or any term that is part of a resolution or settlement of any dispute) will be considered to be confidential information subject to your obligations under this Section 7.D and you and the Company agree to keep all such information confidential. Except as may be required or appropriate in connection with your carrying out your duties under this Letter Agreement, you will not, without the prior written consent of the Company or as may otherwise be required by law or any legal process, any statutory obligation or order of any court or statutory tribunal of competent jurisdiction, or as is necessary in connection with any adversarial proceeding against the Company (in which case you will use your reasonable best efforts in cooperating with the Company in obtaining a protective order against disclosure by a court of competent jurisdiction), communicate or divulge any such trade secrets, information, knowledge or data to anyone other than the Company and those designated by the Company or on behalf of the Company in the furtherance of its business or to perform duties hereunder. Notwithstanding anything to the contrary in this Letter Agreement or otherwise, nothing shall (a) limit your rights under applicable law to provide truthful information to any governmental entity or to file a charge with or participate in an investigation conducted by any governmental entity or (b) prohibit you from making disclosure to your legal and financial advisors (who will also be under an obligation to keep such disclosures confidential).

You are hereby notified that the immunity provisions in Section 1833 of title 18 of the United States Code provide that an individual cannot be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that is made (1) in confidence to federal, state or local government officials, either directly or indirectly, or to an attorney, and is solely for the purpose of reporting or investigating a suspected violation of the law, (2) under seal in a complaint or other document filed in a lawsuit or other proceeding, or (3) to your attorney in connection with a lawsuit for retaliation for reporting a suspected violation of law (and the trade secret may be used in the court proceedings for such lawsuit) as long as any document containing the trade secret is filed under seal and the trade secret is not disclosed except pursuant to court order.

E.	Injunctive Relief

In the event of a breach or threatened breach of this Section 7, you acknowledge and agree that damages would be inadequate and insufficient and that the Company will be entitled to injunctive relief in a court of appropriate jurisdiction to remedy any such breach or threatened breach. No bond will be needed for the Company to receive such injunctive relief, and no proof will be required that monetary damages for violations of this Section 7 would be difficult to calculate and that remedies at law would be inadequate. The parties acknowledge that the potential restrictions on your future employment imposed by this Section 7 are reasonable in both duration and geographic scope and in all other respects.

No termination of your employment or services under this Letter Agreement will in any way affect your obligations under this Section 7, which will continue in all respects and unaffected by any such termination. Your willingness to enter into this Letter Agreement (including this Section 7) is a material inducement to the Company to enter into the Merger Agreement and proceed with the transactions the Merger Agreement contemplates. The continuity of IBERIABANK Corporation’s management following the Merger, including you, is a critical factor in the Company’s assessment of the likely benefits to be derived from the Merger. In view of your importance to success of the Merger, if you compete with the Company for some time after your employment, the Company will likely suffer significant harm. This Letter Agreement provides you with substantial additional benefits over your prior arrangements with IBERIABANK Corporation, including the substantial additional compensation referred to in Section 4. In return for the benefits you will receive from the Company and to induce the Company to enter into Merger Agreement and this Letter, and in light of the potential harm you could cause the Company, you agree to the provisions of this Section 7. The Company would not have entered into the this Letter Agreement if you did not agree to this Section 7. Thus, this Section 7 is an integral part of this Letter Agreement and, if it is determined following challenge by you (or with your consent) that it is unenforceable or invalid to any material extent, this Letter Agreement will be null and void.

8.	Miscellaneous.

This Letter Agreement will be governed and construed in accordance with the laws of the State of Tennessee, without regard to conflict of laws principles thereof. This Letter Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

The Company’s obligations to make the payments provided for in this Letter Agreement and otherwise to perform its obligations hereunder will not (absent fraud or willful misconduct or a termination of your employment or services for Cause) be affected by any set-offs, counterclaims, recoupment, defense, or other claim, right or action that the Company may have against you or others. After termination of your employment or services, in no event will you be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to you under any of the provisions of this Letter Agreement and such amounts will not be reduced whether or not you obtain other employment.

This Letter Agreement is intended to comply with, or be exempt from, the requirements of Section 409A. To the extent that any provision in this Letter Agreement is ambiguous as to its compliance with Section 409A or to the extent any provision in this Letter Agreement must be modified to comply with Section 409A (including, without limitation, Treasury Regulation 1.409A-3(c)), such provision will be read, or will be modified (with the mutual consent of the parties, which consent will not be unreasonably withheld), as the case may be, in such a manner so that all payments due under this Letter Agreement will comply with Section 409A. For purposes of Section 409A, each payment made under this Letter Agreement will be treated as a separate payment. In no event may you, directly or indirectly, designate the calendar year of payment. All reimbursements provided under this Letter Agreement will be made or provided in accordance with Section 409A, including, where applicable, the requirement that (1) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Letter Agreement), (2) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (3) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (4) the right to reimbursement is not subject to liquidation or exchange for another benefit. This Letter Agreement sets forth the entire agreement of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements (including the Employment Agreement, except to the extent provisions of the Employment Agreement are incorporated herein by reference), term sheets, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, by any officer, employee or representative of any party hereto in respect of such subject matter.

Upon the expiration or other termination of this Letter Agreement, the respective rights and obligations of the parties hereto will survive such expiration or other termination to the extent necessary to carry out the intentions of the parties hereunder. This Letter Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

[Signature Page Follows]

If this Letter Agreement correctly describes our understanding, please execute and deliver a counterpart of this signature page, which will become a binding agreement on our receipt.

Sincerely,

FIRST HORIZON NATIONAL CORPORATION

By:	/s/ D. Bryan Jordan
Name:	D. Bryan Jordan
Title:	Chairman of the Board, President and
Chief Executive Officer

[Signature Page to Letter Agreement]

Accepted and Agreed

I hereby agree with and accept the terms and conditions of this Letter Agreement:

/s/ Daryl G. Byrd
Name:	Daryl G. Byrd
Date:	November 3, 2019

[Signature Page to Letter Agreement]